SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

1.	Cautionary Statements Concerning Forward-Looking Information.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Embraer S.A. for the Six Months ended June 30, 2012 and 2013.

3.	Condensed Financial Statements of Embraer S.A. for the Six Months ended June 30, 2012 and 2013 and notes thereto.

4.	Certain Changes to 2012 Form 20-F.

Exhibit 1

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This report on Form 6-K includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in other markets;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs and the effects of competition;

•	the effects of customers canceling, modifying and/or rescheduling contractual orders;

•	the effect on our revenues changes to the defense budgets of the Brazilian federal government or other national governments;

•

continued successful development and marketing of the EMBRAER 170/190 jet family, our line of executive jets (including the Phenom 100, Phenom 300, Lineage 1000, Legacy 450 and Legacy 500) and our defense aircraft;

•	our level of indebtedness;

•	anticipated trends in our industry, including but not limited to the continuation of long-term trends in passenger traffic and revenue yields in the airline industry;

•	our short- and long-term outlook for the 30-120 seat commercial airline market;

•	our expenditure plans;

•	inflation and fluctuations in exchange rates;

•	the impact of volatile fuel prices and the airline industry’s response;

•	our ability to develop and deliver our products on a timely basis;

•	the ability of our existing and potential customers to secure sales financing;

•	existing and future governmental regulation impacting our operations;

•	our relationship with our workforce; and

•	other risk factors discussed in our annual report on Form 20-F for the year ended December 31, 2012, including under the heading “Risk Factors.”

The words “believe,” “may,” “will,” “estimate,” “plan,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with our unaudited condensed consolidated interim financial statements at June 30, 2013 and for the six months ended June 30, 2013 and 2012 and the notes thereto and “Cautionary Statements Regarding Forward-Looking Information,” each furnished herewith. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Cautionary Statements Regarding Forward-Looking Information.”

Economic Environment

According to data provided by the International Air Transport Association, or IATA, global air travel markets continue to expand strongly. In June 2013, revenue passenger kilometers, or RPKs, were up 6.0% compared to a year ago, slightly up on May growth of 5.8%. Seasonally adjusted passenger volumes show acceleration in the growth trend. Recent levels of business confidence and emerging market growth support air travel expansion far this year, which reached 4.8% over the first half of 2012.

International air travel expanded strongly, up 5.9% in June compared to a year ago. The RPK growth rate in June is above the pace seen so far this year, with expansion at 4.8% year-to-date. All regions recorded an improvement in June compared to the previous year, led by a 12.1% increase for Middle Eastern airlines. Latin American airlines recorded the second fastest increase, up 8.7% in June 2013 compared to June 2012, boosted by strong business-related demand, as the region posted the strongest trade growth of any region in the second quarter of 2013. Asia-Pacific airlines recorded 5.5% RPK growth rate in June 2013 compared to June 2012. Slower than expected economic growth in China during the first half of 2013 coupled with a decline in both trade and export orders are negatively impacting travel across the region. Nonetheless, Asia Pacific carriers did account for nearly half of the May to June growth in RPKs. North American airlines recorded 3.4% growth in June year-on-year, which represents a break from the lately sideways growth of 1.9% over the first half of the year.

According to IHS Global Insight, economic growth is projected to remain at 2.4% in 2013, similar to what was recorded in 2012 driven to a large extent by a weaker domestic demand and slower growth in key emerging market economies. Far from offsetting the lackluster growth in the United States and recession in Europe, the swoon in emerging markets has worsened the global economic scenario.

Despite the current situation, Latin America’s relevance is increasing in the global economy and geopolitics due to some fundamental macroeconomic reforms promoted over the past decade. We believe that passenger demand in the Latin American air transport industry remains positive, led mainly by economic growth and social policies that helped the region to achieve a robust level of business development, increased foreign investment and success in the gradual reduction of poverty. A growing middle class is demanding different services, such as discretionary expenditures in air travel. Airlines have introduced more fuel-efficient and right-sized aircraft in order to expand the intra-regional aviation system.

The Brazilian federal government has frequently intervened in the Brazilian economy and occasionally made changes in policy and regulations. The Brazilian federal government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. For example, the Brazilian federal government has the authority, when a serious imbalance in Brazil’s balance of payments occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and on the conversion of Brazilian currency into foreign currencies. Changes in Brazil’s monetary, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest-rate fluctuations, social instability and other political, economic or diplomatic developments in Brazil, as well as the Brazilian federal government’s response to such developments.

Rapid changes in Brazilian political and economic conditions that have occurred and may occur in the future will require a continued assessment of the risks associated with our activities and the adjustment of our business and operating strategy accordingly. Future developments in Brazilian federal government policies, including changes in the current policy and incentives adopted for financing the export of Brazilian goods, or in the Brazilian economy, over which we have no control, may have a material adverse effect on our business.

Brazilian economic conditions may also be negatively affected by economic and political conditions elsewhere, particularly in other Latin American and emerging-market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in such countries may have an adverse effect on the market value of securities of Brazilian issuers. For example, the recent uncertainty in the economies of U.S. and other Organisation for Economic Co-operation and Development, or OECD, countries has caused a retraction of credit on a worldwide basis.

In the first six months of 2013, interest rates continued at high levels, with the CDI averaging 3.43% in the first six months of 2013, and the country achieved a trade deficit of US$ 3,092 billion in the same period. Brazil’s GDP for the first six months of 2013 increased xxxx%, according to preliminary data, from the corresponding period in 2012.

With 77.7% of our revenues coming from outside of Brazil, our results are dependent on the condition of the global economy. As of June 30, 2013, the participation of each world region in total revenues was: North America: 22.1%; Europe: 26.8%; Brazil: 22.3%; Asia Pacific: 17.7%; Latin America, except Brazil: 4.8% and Others 6.3%.

Basis of Presentation

The following discussion is based on, and should be read in conjunction with our unaudited condensed consolidated financial statements and the notes thereto prepared in accordance with IFRS and included in our report on Form 6-K furnished to the SEC on [                    ], 2013.

As described in note [2.2.1] to our unaudited condensed consolidated interim financial statements as of June 30, 2013 and for the six-month periods ended June 30, 2013 and 2012, applicable from January 1, 2013, IFRS 11—“Joint Arrangements” changed the accounting rules applicable to joint ventures.

Although the change did not have a material impact on the condensed consolidated interim financial statements, the comparative figures as of December 31, 2012 and for the period ended June 30, 2012 for comparative purposes no longer reflect the proportionate consolidation of the Company’s jointly controlled entities EZ Air Interior Limited, Harpia Sistemas S.A. e Atech Negócios em Tecnologias S.A., or Atech. In February 2013, we acquired control of Atech and started fully consolidating its results in the financial statements; the change did not have a significant impact on the condensed consolidated interim financial statements.

Note 2.2.1 to our unaudited condensed consolidated interim financial statements presents the effects on the consolidated financial statements originally issued by our company and the consolidated financial statements adjusted to the application of IFRS 11 for comparative purposes.

Operating Data

The following chart sets forth statistical data for our deliveries and backlog of our aircraft for and as at the end of the respective periods. Deliveries consist of aircraft that have been delivered to customers and for which the corresponding revenue has been recognized. Our backlog consists of all firm orders that have not yet been delivered. A firm order is a contractual commitment from a customer, normally accompanied by a down payment, for which we have reserved a place on one of our production lines. See “Item 5A. Operating Results—Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market” in our annual report on Form 20-F for the fiscal year ended December 31, 2012, or the Form 20-F, and “—Trend Information” below for certain information on our firm orders and options.

	Six Months Ended June 30,
	2013	2012
Commercial Airline
Deliveries
EMBRAER 170	1	[—	]
EMBRAER 175	1	8
EMBRAER 190	14	22
EMBRAER 195	6	5
Executive Aviation
Light Jets	23	17
Large Jets	6	3
Other Operating Information
Total backlog (in US$ billions)	17.1	12.9

Trend Information

The following table summarizes our order book for the commercial aviation segment at and for the six months ended June 30, 2013. Our total firm order backlog at that date, including commercial and executive jets, as well as defense and security programs, was approximately US$17.1 billion.

Commercial Aviation	Firm Orders	Options	Deliveries	Firm Order Backlog
EMBRAER 170	193	27	185	8
EMBRAER 175	315	498	166	149
EMBRAER 190	563	204	473	90
EMBRAER 195	142	20	123	19
EMBRAER 175-E2	100	100	—	100
TOTAL	1,313	849	947	366

The following tables set forth our commercial aviation order book at and for the six months ended June 30, 2013 by aircraft type, customer and country.

EMBRAER 170:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air North (Australia)	1	1	—
Alitália (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC Leasing (Ireland) (1)	6	6	—
Egypt Air (Egypt)	12	12	—
ETA Star Aviation (India)	5	—	5
Finnair (Finland)	10	10	—
Gecas (USA)	9	9	—
JAL (Japan)	15	12	3
Jetscape (USA)	1	1	—
Lot Polish (Poland)	6	6	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airline (USA)	48	48	—
Satena (Columbia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Suzuyo (Japan)	2	2	—
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Virgin Australia (Australia)	6	6	—
TOTAL	193	185	8

(1)	Aircraft delivered by ECC Leasing: one to Cirrus, two to Paramount, one to Satena and two to Gulf Air.

EMBRAER 175:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—
Aldus (Ireland)	5	—	5
ECC Leasing (Ireland) (1)	1	1	—
Air Lease (USA)	8	8	—
Alitália (Italy)	2	2	—
CIT (EUA)	4	4	—
Flybe (UK)	35	9	26
Gecas (USA)	5	5	—
Jetscape (USA)	4	4	—
Lot Polish (Poland)	12	12	—
Northwest Airlines (USA)	36	36	—
Oman Airlines (Oman)	5	5	—
Republic Airlines (USA)	101	54	47
Royal Jordanian (Jordan)	2	2	—
TRIP (Brazil)	5	5	—
United Airlines (EUA)	30	—	30
Sky West (EUA)	40	—	40
Suzuyo (Japan)	5	4	1
TOTAL	315	166	149

(1)	Aircraft delivered by ECC Leasing: one to Air Caraibes

EMBRAER 190:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aero Republica (Columbia)	5	5	—
Aeromexico (Mexico)	12	12	—
Aldus (Irlanda)	15	—	15
Air Astana (Kazakhstan)	2	1	1
Air Canada (Canada)	45	45	—
Air Caraibes (Guadalupe)	1	1	—
Air Lease (USA)	23	23	—
Air Moldova (Moldova)	1	1	—
Augsburg (Germany)	2	2	—
Austral (Latin America)	22	20	2
AZAL (Azerbaijan)	4	1	3
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	8	8	—
BOC (Singapore)	14	4	10
Conviasa (Venezuela)	13	6	7
China Southern (China)	20	20	—
CIT (USA)	6	1	5
Copa (Panama)	15	15	—
Dniprovia (Ukraine)	5	2	3
ECC Leasing (Ireland) (1)	1	1	—
Finnair (Finland)	12	12	—
Gecas (USA)	29	25	4
Hainan (China)	50	50	—
Hebei (China)	7	5	2
JetBlue (USA)	88	63	25
Jetscape (USA)	7	7	—
KLM (Netherlands)	22	22	—
Kenya Airways (Africa)	10	8	2
KunPeng (China)	5	5	—
LAM (Republic of Mozambique)	3	2	1
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAS Air (Saudi Arabia)	10	3	7
NIKI (Austria)	7	7	—
Regional (France)	10	10	—
Republic (USA)	2	2	—
Taca (El Salvador)	11	11	—
TAME (Ecuador)	3	3	—
Trip (Brazil)	3	3	—
US Airways (USA)	25	25	—
Virgin Australia (Australia)	18	18	—
Virgin Nigeria (Nigeria)	4	2	2
Undisclosed	1	—	1
TOTAL	563	473	90

(1)	Aircraft delivered by ECC Leasing : one to Jet Blue

EMBRAER 195:

Customer	Firm Orders	Delivered	Firm Order Backlog
Azul (Brazil)	59	40	19
BOC Aviation ( Singapore)	1	1	—
Flybe (UK)	14	14	—
Gecas (USA)	12	12	—
Globalia (Spain)	12	12	—
Jetscape (USA)	2	2	—
Lot Polish (Poland)	4	4	—
Lufthansa (Germany)	34	34	—
Montenegro (Montenegro)	1	1	—
Royal Jordanian (Jordan)	2	2	—
Trip (Brazil)	1	1	—
TOTAL	142	123	19

EMBRAER 175-E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Sky West	100	—	100
TOTAL	100	—	100

Results of Operations

The following table presents statement of income data by business segment for the periods indicated.

	Six months ended June 30,
	2013	2012
	(in US$ millions)
Revenue:
Commercial aviation	1,500.0	1,935.6
Executive aviation	544.9	412.6
Defense and security	560.8	491.8
Other related businesses	37.2	27.0

TOTAL	2,642.9	2,867.0

Cost of sales and services:
Commercial aviation	(1,124.7)	(1,456.5)
Executive aviation	(441.4)	(341.4)
Defense and security	(452.4)	(379.6)
Other related businesses	(23.8)	(18.6)

TOTAL	(2,042.3)	(2,196.1)

Gross profit:
Commercial aviation	375.3	479.1
Executive aviation	103.5	71.2
Defense and security	108.4	112.2
Other related businesses	13.4	8.4

TOTAL	600.6	670.9

Operating expenses:
Commercial aviation	(225.3)	(219.4)
Executive aviation	(120.2)	(91.5)
Defense and security	(73.8)	(71.5)
Other related businesses	(6.6)	(5.5)

TOTAL	(425.9)	(387.9)

Operating profit before finance income (expense)	174.7	283.0

The following table sets forth statement of income information, and such information as a percentage of our revenue, for the periods indicated.

Consolidated Statements of Income	Six months ended June 30,
	2013		2012
	(in US$ millions, except percentages)
Revenue	2,642.9	100.0%	2,867.0	100.0%
Cost of sales and services	(2,042.3)	77.3%	(2,196.1)	76.6%

Gross profit	600.6	22.7%	670.9	23.4%
Operating income (expense)
Administrative	(106.8)	4.0%	(145.6)	5.1%
Selling	(229.5)	8.7%	(226.5)	7.9%
Research	(51.6)	2.0%	(30.5)	1.1%
Other operating income, net	(37.8)	1.4%	13.8	0.5%
Equity in gain (losses) of associate	(0.2)	0.0%	0.9	0.0%

Operating profit before financial income (expense)	174.7	6.6%	283.0	9.9%
Financial (expense) income, net	(16.0)	0.6%	(7.8)	0.3%
Foreign exchange gain, net	(16.2)	0.6%	7.5	0.3%

Profit before taxes on income	142.5	5.4%	282.7	9.9%
Income taxes (expense) benefit	(116.0)	4.4%	(122.2)	4.3%

Net income	26.5	1.0%	160.5	5.6%

Attributable to:
Owners of Embraer	24.6	0.9%	159.3	5.6%
Noncontrolling interest	1.9	0.1%	1.2	0.0%

Six-Month Period Ended June 30, 2013 Compared with Six-Month Period Ended June 30, 2012

Revenue

Revenue decreased by 7.8%, to US$2.642.9 million in the six months ended June 30, 2013, from US$2,867.0 million in the six months ended June 30, 2012, as a result of a lower number of deliveries and a change in the mix of products and revenues from the different business segments. Revenue in the Commercial Aviation segment decreased by 22.5%, to US$1,500.0 million in the six months ended June 30, 2013, from US$1,935.6 million in the six months ended June 30, 2012. Executive Jets revenues increased 32.1%, to US$544.9 million in the six months ended June 30, 2013, from US$412.6 million in the six months ended June 30, 2012. Defense and Security revenues increased by 14.0%, to US$560.8 million in the six months ended June 30, 2013, from US$491.8 million in the six months ended June 30, 2012. Other Related Businesses revenues increased 37.8%, to US$37.2 million in the six months ended June 30, 2013, from US$27.0 million in the six months ended June 30, 2012.

Commercial Aviation revenues decreased primarily as a consequence of a reduction in the number of aircraft deliveries in the six months ended June 30, 2013. We delivered 39 commercial aircraft in the six months ended June 30, 2013, as compared to 56 aircraft in the six months ended June 30, 2012, a decrease of 17 commercial aircraft, or 30.4%, but in line with our delivery schedule for the year.

The increase in Executive Jets revenues in the six months ended June 30, 2013 was mainly driven by an increase in deliveries for large jets of 24.2%, for a total of 41 executive jets in the six months ended June 30, 2013 (including 9 Legacy 600/650, 1 Lineage 1000, 16 Phenom 100 and 15 Phenom 300) compared to 33 in the six months ended June 30, 2012 (including 3 Legacy 600/650, 1 Lineage 1000, 11 Phenom 100 and 18 Phenom 300).

Defense and Security revenues increased 14.0%, to US$560.8 million in the six months ended June 30, 2013, from US$491.8 million in the six months ended June 30, 2012, primarily as a result of growth in deliveries of the Super Tucano and the further development of the KC-390, which revenues are accrued based on percentage of completion.

Cost of Sales and Service

Cost of sales and services decreased 7.0%, to US$2,042.3 million in the six months ended June 30, 2013, from US$2,196.1 million in the six months ended June 30, 2012. This decrease was less than the 7.8% decrease in revenue in the six months ended June 30, 2013, and as a result, cost of sales and services as a percentage of revenue increased to 77.3% in the six months ended June 30, 2013, from 76.6% in the six months ended June 30, 2012. This decrease in cost of sales and services is due to a change in the mix of revenues and products which included more products from our commercial aviation segment, as well as the decrease in the number of E-Jets delivered during the period, particularly in our commercial aviation segment, compared to June 30, 2012. These impacts were partially offset by our ongoing efforts to improve productivity and efficiency, coupled with the stimulus package implemented in Brazil which reduces payroll expenses on local labor by reducing employer social security contributions (INSS) and more favorable exchange rates during the first six months of 2013.

Gross Profit

As a result of the foregoing factors, our gross profit decreased 10.5% to US$600.6 million in the six months ended June 30, 2013, from US$670.9 million in the six months ended June 30, 2012. Our gross margin also decreased to 22.7% in the six months ended June 30, 2013 from 23.4% in the six months ended June 30, 2012.

Operating Income (Expense)

As further discussed below, operating expense increased 9.8%, to US$425.9 million in the six months ended June 30, 2013, from US$387.9 million in the six months ended June 30, 2012. Operating expenses as a percentage of revenue increased to 16.1% in the six months ended June 30, 2013 from 13.5% in the six months ended June 30, 2012.

Administrative. Administrative expenses decreased 26.7%, to US$106.8 million in the six months ended June 30, 2013, from US$145.6 million in the six months ended June 30, 2012, primarily as a result of the appreciation of the dollar against the real as a portion of the administrative expenses, primarily labor in Brazil, are real denominated (in the six months ended June 30, 2013 the average exchange rate appreciated approximately 10% compared to the six months ended June 30, 2012), as well as the stimulus packages implemented in Brazil, as described above, and our efforts to reduce administrative expenses.

Selling. Selling expenses increased 1.3%, to US$229.5 million in the six months ended June 30, 2013, compared with US$226.5 million in the six months ended June 30, 2012, primarily as a result of our efforts to take advantage of market opportunities to generate future sales, primarily in the commercial aviation segment.

Research. Research expenses increased 69.2%, to US$51.6 million in the six months ended June 30, 2013, from US$30.5 million in the six months ended June 30, 2012. This increase is mainly as a result of the research activities of the E-Jets E2 program.

Other operating (expense) income, net. Other operating (expense) income, net totaled an expense of (US$37.8) million in the six months ended June 30, 2013, compared to an income of US$13.8 million in the six months ended June 30, 2012. This change of approximately US$51.6 million was primarily a result of the significantly lower contractual fines charged to customers, due to lower cancellations during the six months ended June 30, 2013 (approximately US$9 million less than in the six months ended June 30, 2012), that resulted from the lower level of executive jet cancellations, as well as a non-recurring provision of approximately

US$9 million that we made during the first quarter of 2013. This provision is related to an outstanding labor lawsuit, for which we have already made some settlements but are awaiting final outcome of a dispute for the total amount due. This lawsuit is still on-going, and there will be no cash impact to us until a final outcome is reached; we cannot predict when this may occur. In the six months ended June 30, 2013 there were also expenses related to engineering for discontinued aircraft programs, such as the ERJ 145 family and EMB 120 aircraft, which require field and service bulletin support.

Equity in gain (loss) of associates. Equity in gain (loss) of associates changed to a loss of US$0.2 million in the six months ended June 30, 2013, from a gain of US$0.9 million in the six months ended June 30, 2012, based on the results of the associates. The variation is mainly because in 2012 Atech was accounted for as a joint venture, and for 2013, based on accounting changes, Atech was consolidated and reduced this expense, but EZ Air and Harpia were included in this line item.

Operating Profit Before Financial Income (Expense)

As a result of the foregoing factors, our consolidated operating profit decreased 38.3%, to US$174.7 million in the six months ended June 30, 2013, from US$283.0 million in the six months ended June 30, 2012. Our operating profit margin decreased to 6.6% in the six months ended June 30, 2013 from 9.9% in the six months ended June 30, 2012.

Net financial income (expense)

Net financial expense increased to US$16.0 million in the six months ended June 30, 2013, compared to an expense of US$7.8 million in the six months ended June 30, 2012. This was primarily due to an increase in expenses from interest on borrowings less income from investments.

Foreign exchange gain (loss), net

Net foreign exchange loss was US$16.2 million in the six months ended June 30, 2013, compared to a net foreign exchange gain of US$7.5 million in the six months ended June 30, 2012, primarily due to foreign exchange rate changes on monetary assets and liabilities denominated in other currencies mainly Brazilian reais and Euros, which are translated into our functional currency, the U.S. dollar.

Profit Before Taxes on Income

As a result of the foregoing factors, profit before taxes on income decreased 49.6%, to US$142.5 million in the six months ended June 30, 2013, from US$282.7 million in the six months ended June 30, 2012.

Income tax expense

Income tax expense decreased by 5.1% to US$116.0 million in the six months ended June 30, 2013, compared to a US$122.2 million in the six months ended June 30, 2012. This decrease was primarily due to the exchange rate over non monetary assets in the deferred tax rate. Our effective tax rate increased to 81.4% in the six months ended June 30, 2013, compared to a negative effective tax rate of 43.2% in the six months ended June 30, 2012.

Net Income

As a result of the foregoing factors, our net income after taxes decreased 83.5% to US$26.5 million in the second quarter of 2013 from US$160.5 million in the second quarter of 2012. As a percentage of revenue, net income after taxes decreased to 1.0% in the second quarter of 2013 from 5.6% in the second quarter of 2012.

Research

We incur research expenses related to the creation of new technologies that may be applied to our aircraft in the future. Such expenses are not associated with any particular aircraft and include the implementation of quality assurance initiatives, improvements to the productivity of production lines and studies to determine the latest developments in technology and quality standards. Under IFRS, research costs are expensed as incurred in the research line item of our statement of income.

In 2013, we expect to invest approximately US$100 million in our research activities, compared to US$77 million in 2012. From the total expected costs of US$100 million, we have already spent US$51.6 million, compared to US$30.5 million during the same period in 2012.

Liquidity and Capital Resources

Our liquidity needs arise principally from research, capital expenditures, principal and interest payments on our debt, working capital requirements and distributions to shareholders. We generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, issuance of debt and equity securities in the capital markets in order to meet these needs. For further information, see “Item 4C. Business Overview—Suppliers and Components; Risk-Sharing Arrangements,” “Item 4C. Business Overview—Commercial Aviation Business—Production, New Orders and Options” and “Item 5B. Liquidity and Capital Resources” in our 2012 Form 20-F.

As of the date of this discussion, we believe that our traditional sources of funds are sufficient to meet our foreseeable working capital and investment requirements, including to (1) continue to improve the EMBRAER 170/190 jet family, the Phenom 100, the Phenom 300, the Legacy 600/650 and the Lineage 1000 executive jets, (2) further develop our new Legacy 450/500 executive jets, (3) develop the EMBRAER E2 jets family, (4) make other planned capital expenditures and (5) pay dividends and interest on shareholders’ equity. At this point, our access to liquidity sources has not been materially impacted by the current credit environment, and we do not expect that such access will be materially impacted in the near future. However, there can be no assurance that our traditional sources of funds, or that the cost or availability of our credit facilities or future borrowing sources, will not be materially impacted by the ongoing market disruptions.

Our customers may reschedule deliveries, fail to exercise options or cancel firm orders as a result of economic downturns and financial volatility negatively affecting the commercial and executive aviation industry. In addition, our risk-sharing partners’ cash contributions are refundable under certain limited circumstances, and we may need to find replacement sources of capital.

Net Cash Generated by Operating Activities

Our net cash generated by operating activities was US$43.0 million in the six months ended June 30, 2013, compared to US$62.2 million in the six months ended June 30, 2012. The main reasons for the variation in operating cash flow for the first six months of 2013 compared to 2012 can be explained primarily by the increase in advances from customers, partially offset by an increase in inventories and financial guarantees.

Net Cash Used in Investing Activities

In the six months ended June 30, 2013, our net cash used in investing activities was US$317.6 million, compared to US$231.6 million in the six months ended June 30, 2012, mostly because of a higher level of investment in property, plant and equipment, mainly related to the construction of the Evora facilities, as described in “Item 4B. History and Development of the Company—Capital Expenditures (Property, Plant and Equipment and Development” in our 2012 Form 20-F.

Capital Expenditures

We recorded disbursements in additions to property, plant and equipment (excluding spare parts for pool programs and aircraft under lease or available for lease) of US$117.8 million in the six months ended June 30, 2013 and US$83.6 million in the six months ended June 30, 2012. These investments are related mainly to (1) construction of new facilities and (2) improvements and modifications to our plants and production facilities for the production of new aircraft models.

In 2013, we expect to invest approximately US$580 million in capital expenditures for research, product development and property, plant and equipment. Of this amount, approximately US$400 million will be invested in our research and product development activities, net of contributions of risk-sharing partners, and US$180 million will be invested in property, plant and equipment.

Net Cash Generated by Financing Activities

Our net cash generated by financing activities was US$201.4 million in the six months ended June 30, 2013 compared to net cash generated by financing activities of US$538.0 million in the six months ended June 30, 2012. This decrease was due to the fact that during the six months ended June 30, 2013, we raised new borrowings of US$611.0 million, compared to new borrowings of US$1,399.0 million during the six months ended June 30, 2013. We also had repayment of borrowings of US$380.1 million during the six months ended June 30, 2013 and US$850.1 million during six months ended June 30, 2012.

Credit Facilities and Lines of Credit

As of June 30, 2013, we had total debt of US$2,224.1 million under our financing arrangements described below, 94% of which consisted of long term debt and 6% of which consisted of short term debt.

Long-term Facilities

We have various long-term loans and credit agreements with aggregate outstanding borrowings of US$2,097.6 million at June 30, 2013. See Note 11 to our unaudited condensed consolidated interim financial statements as of June 30, 2013 and for the first six months of June 30, 2013 and 2012, for further information on these financing arrangements. See also “Item 5B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit” in our 2012 Form 20-F.

Some of our long-term financing agreements include customary covenants and restrictions, including those that require us to maintain: (1) a maximum leverage ratio, calculated as net debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, of 3.5:1 and (2) a minimum net debt service coverage ratio, calculated as EBITDA to financial expenses, of 2.25:1. Other restrictions included in our long-term financings are negative pledge covenants and restrictions on significant changes in control, sales of substantially all of our assets, dividend payments during events of default and certain transactions with our affiliates. As of June 30, 2013, we were in compliance with all restrictive covenants contained in our financing agreements.

At June 30, 2013, US$307.4 million of our total debt was secured by a combination of mortgages on certain of our real estate, liens on certain of our machinery and equipment and by an escrow account.

Short-term Facilities

We have various short-term loans and credit agreements with aggregate outstanding borrowings of US$126.5 million at June 30, 2013. See Note 10 to our unaudited condensed consolidated interim financial statements as of June 30, 2013 and for the first six months of June 30, 2013 and 2012 for further information on our short term financing arrangements.

Recourse and Non-Recourse Debt

Total debt excludes non-recourse and recourse debt associated with customer financing arrangements transacted through special purposes entities, or SPEs. In structured financings, an SPE purchases an aircraft from us, pays us the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third party financial institution facilitates the financing of an aircraft purchase through an SPE, and a portion of the credit risk remains with that third party. We may provide financial guarantees and/or residual value guarantees in favor of the financial institution, as well as act as the equity participant in such financial structuring process.

Our consolidated condensed financial statements at June 30, 2013, contain balances related to recourse and non-recourse debt associated with customer financing arrangements of US$399.8 million, and collateralized accounts receivable of US$425.6 million. US$37.1 million of this debt is non-recourse and we have no obligation for such debt as a debtor or guarantor, other than potential obligations under existing financial guarantees for the financed aircraft. The remaining US$362.6 million of debt is recourse to us as a result of pending equity contributions and is partially secured by a pledge of a deposit with a financial institution. The non-recourse and recourse debt is collateralized by the collateralized accounts receivables and by the financed aircraft and, as a result, we do not anticipate a net cash outflow related to our non-recourse debt in the future. These financing transactions do not materially affect our income statement and cash flow data since the terms of the leases and the loans are substantially the same.

Off-Balance Sheet Arrangements

For a discussion of our off-balance sheet arrangements at December 31, 2012, see “Item 5E. Off-Balance Sheet Arrangements” in our 2012 Form 20-F.

Trade in Obligations

In connection with the signing of purchase agreements for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase and acceptance of a new aircraft. The trade-in price for commercial aircraft is determined in the manner discussed under “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights” in our 2012 Form 20-F. In 2012, we did not accept aircraft for trade-in pursuant to the one trade-in option we had in 2011, because such trade-in option was cancelled in 2012. In 2012, we accepted three aircraft for trade-in pursuant to trade-in aircraft options signed during 2012. In 2013 we accepted three aircraft for trade-in option remaining from 2012. As a result, at June, 2013, we are subject to nine trade-in aircraft options (four remaining from 2012 and five from 2013). Our obligation to receive the aircraft as a trade-in is directly tied to contractual obligations with our customer and is subject to such customer actually taking delivery of certain new aircraft. See Note 37 to our audited consolidated financial statements included in our 2012 Form 20-F for further information on our trade-in options.

We continue to monitor all trade-in commitments to anticipate any adverse economic impact they may have on our financial condition. Based on our current evaluation and on third-parties appraisals, we believe that any aircraft accepted in connection with trade-in commitments may be sold or leased in the market without significant profits or losses. See “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights” in our 2012 Form 20-F.

We may be required to accept trade-ins at prices that are slightly above the then-market price of the aircraft, which would result in financial loss for us when we resell the aircraft.

Guarantees

Financial guarantees are triggered if customers do not perform their obligation to service the debt during the term of the financing under the relevant financing arrangements. Financial guarantees provide credit support to the guaranteed party to mitigate default-related losses. The underlying assets collateralize these guarantees. The value of the underlying assets may be adversely affected by an economic or industry downturn. Upon an event of default, we are usually the agent for the guaranteed party for the refurbishment and remarketing of the underlying asset. We may be entitled to a fee for such remarketing services. Typically a claim under the guarantee shall be made only upon surrender of the underlying asset for remarketing.

Residual value guarantees provide a third party with a specific guaranteed asset value at the end of the financing agreement. In the event of a decrease in market value of the underlying asset, we shall bear the difference between the specific guaranteed amount and the actual fair market value. Our exposure is mitigated by the fact that, in order to benefit from the guarantee, the guaranteed party has to make the underlying assets meet stringent specific return conditions.

The following table provides quantitative data regarding guarantees we render to third parties. The maximum potential payments represent the worst-case scenario and do not necessarily reflect the results expected by us. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets we could liquidate or receive from other parties to offset our payments under guarantees.

Description	At June 30, 2013	At December 31, 2012
	(in US$ millions)
Maximum financial guarantees (1)	357.4	374.2
Maximum residual value guarantees (1)	362.5	372.7
Mutually exclusive exposure (2)	(92.0)	(115.0)
Provisions and liabilities recorded (3)	(98.4)	(114.0)
Off-balance sheet exposure	529.5	517.9
Estimated proceeds from performance guarantees and underlying assets	775.6	656.7

(1)	As of December 31, 2012, financial guarantees provided in connection with AMR purchase of Embraer aircraft were accrued in our balance sheet (see Notes 15 and 29 to our audited consolidated financial statements included in our 2012 Form 20-F) and, therefore, are no longer included as an off-balance sheet item.
(2)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated. After a financial guarantee expires without being exercised, there is an average three-month period in which a guaranteed party may exercise the residual value guarantee. This means that our exposure to mutually exclusive financial and residual value guarantees covering a single underlying asset cannot be cumulative. Therefore, the maximum exposure shown in this line item is not an aggregate amount of the combined value of mutually exclusive financial and residual value guarantees covering a single underlying asset.
(3)	Represents the sum of our financial and residual value guarantees (see Note 25 to our audited consolidated financial statements), included in our Form 20-F.

As of June 30, 2013 and 2012, we maintained escrow deposits in the total amount of US$261.6 million and US$272.1 million, respectively, in favor of third parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

Financial and Residual Value Guarantees

We have guaranteed the financial performance of a portion of the financing for, and the residual value of, some of our aircraft which have already been delivered. Financial guarantees are provided to financing parties to support a portion of the payment obligations of purchasers of our aircraft under their financing arrangements to mitigate default-related losses. These guarantees are collateralized by the financed aircraft.

Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$529.5 million as of June 30, 2013, which is, as shown in the table above, secured by expected proceeds from performance guarantees and underlying assets totaling US$775.6 million as of the same date. For further discussion of these off-balance sheet arrangements, see Note 37.3 to our audited consolidated financial statements included in our 2012 Form 20-F.

At June 30, 2013, we had US$261.6 million deposited in escrow accounts as collateral for financial and residual value guarantees of certain aircraft sold in which we serve as a secondary guarantor. If the initial guarantor of the debt (an unrelated third party) is required to pay the lender, the initial guarantor will be entitled to the amount in the escrow account. The amount is returned in the form of cash to us at maturity of the financial contracts (2021) if the aircraft purchaser does not default on the loan. The interest on the escrow account is added to the principal and recognized by us as financial income.

Residual value guarantees typically ensure that, at the 15th year as of the delivery date, the relevant aircraft will have a residual market value based on a percentage of the original sale price. More recently, residual value guarantees have been issued to ensure a residual market value for the 10th year following delivery of the aircraft. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, on average our guaranteed residual value is 16% of the original sale price. In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we will bear the difference, if any, between the guaranteed residual value and the market value of the aircraft at the time of exercise. Our exposure is mitigated by the fact that the guaranteed party, in order to benefit from the guarantee, must make the aircraft meet specific return conditions. See Note 11 to our audited consolidated financial statements included in our 2012 Form 20-F.

We continuously re-evaluate our risk under our guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third-party appraisals, including information developed from the sale or lease of similar aircraft in the secondary market, and the credit rating of customers.

Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of June 30, 2013.

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in US$ millions)
Loans and interest	2,891.8	282.2	781.4	686.8	1,141.4
Pension fund	170.6	18.0	33.9	33.9	84.8
Capital lease obligations	1.1	0.9	0.2	—	—
Operating leases	60.1	10.4	12.6	15.0	22.1
Non recourse and recourse debt	399.7	18.0	310.9	27.5	43.3
Customer advances	1,201.4	1,094.2	102.2	1.2	3.8
Contribution from suppliers	51.2	0.9	50.3	—	—
Purchase obligations	860.8	860.8	—	—	—
Financial guarantees	437.8	100.3	132.9	21.8	182.8
Other liabilities	342.0	5.6	105.7	194.7	36.0

Total	6,416.5	2,391.3	1,530.1	980.9	1,514.2

The above table shows the sum of the outstanding principal and anticipated interest due at maturity date. For the fixed rate loans, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate loans, the interest expenses were calculated based on a market forecast for each period (LIBOR 6m – 12m), dated on June 30, 2013. This floating rate exposure is managed through derivatives operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2012 Form 20-F.

The above table does not reflect contractual commitments related to trade-in options and financial and residual value guarantees discussed in “—Off-Balance Sheet Arrangements” above. See “Item 3D. Risk Factors—Risks Relating to Embraer—Some of our aircraft sales are subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future” in our 2012 Form 20-F.

Purchase obligations consist of trade accounts payable and insurance payables.

Other liabilities include unearned income and other payables. The above table does not reflect any information about our derivative instruments, which are discussed more fully in “—Quantitative and Qualitative Disclosures About Market Risk,” below.

Legal Proceedings

SEC/DOJ Investigation. We received a subpoena from the SEC in September, 2010, which inquired about certain operations concerning sales of aircraft abroad. In response to this SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act, we retained outside counsel to conduct an internal investigation on transactions carried out in three specific countries.

Since then, in response to additional information requests, we have voluntarily expanded the scope of the internal investigation to include sales in additional countries and have reported on those matters to the SEC and the U.S. Department of Justice, or DOJ, which are the responsible authorities. The investigation remains ongoing and we will continue to respond to any additional information requests, as circumstances warrant. We, through our outside counsel, continue to cooperate fully with the SEC and the DOJ. We, with the support of our outside counsel, have concluded that it is still not possible to estimate the duration, scope or results of the internal investigation or the government’s review. In the event that the authorities take action against us or the parties enter into an agreement to settle the matter, we may be required to pay substantial fines and/or to incur other sanctions. We, based upon the opinion of our outside counsel, believe that there is no basis for estimating reserves or quantifying any possible contingency.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to various market risks, primarily related to potential loss arising from adverse changes in interest rates and foreign currency exchange rates. We have established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate risk. These procedures include the monitoring of our levels of exposure to each market risk, including an analysis based on forecast of future cash flows, the funding of variable rate assets with variable rate liabilities, and limiting the amount of fixed rate assets which may be funded with floating rate liabilities. We may also use derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce our exposure to exchange rate risk. The following sections address the significant market risks associated with our financial activities.

Interest Rate Risk

Our exposure to market risk for interest rate fluctuations principally relates to changes in the market interest rates of our U.S. dollar-denominated and real-denominated monetary assets and liabilities, principally our short- and long-term debt obligations. Increases and decreases in prevailing interest rates generally translate into increases and decreases in interest expense. Additionally, the fair values of interest rate-sensitive instruments are also affected by general market conditions.

Our short and long-term debt obligations totaled US$2,224.1 million at June 30, 2013 and were denominated in U.S. dollars, Brazilian reais and Euros. Of the total amount of debt denominated in U.S. dollars (i.e., US$1,491.0 million), US$1,431.1 million was subject to fixed rates. The remaining floating rate U.S. dollar-denominated debt was indexed to six-month LIBOR. Of our US$667.0 million Brazilian real-denominated debt at June 30, 2013, US$86.6 million bears interest at a variable rate based on the TJLP, the long-term interest rate in Brazil, US$0.5 million bears interest at a variable rate based on the CDI, and US$579.9 million bears interest at a fixed rate of 4.97% per annum. The TJLP was 5.5% per annum at June 30, 2013. Our Euro-denominated debt totaled US$66.1million, subject to a fixed rate of interest at June 30, 2013.

The table below provides information about our short-term debt obligations as of June 30, 2013 that are sensitive to changes in interest rates and foreign currency exchange rates.

Short-Term Debt	Weighted Average Interest Rate June 30, 2013	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
U.S. dollars (fixed rate)	6.24%	51.2	51.2
U.S. dollars (LIBOR indexed)	1.27%	2.0	2.0
Euro (fixed rate)	2.77%	0.5	0.4
Reais (fixed rate)	4.97%	48.3	48.3
Reais (CDI indexed)	8.91%	0.2	0.2
Reais (TJLP indexed)	5.98%	24.3	24.3

Total short-term debt		126.5	126.4

The table below provides information about our long-term debt obligations as of June 30, 2013 that are sensitive to changes in interest rates and foreign currency exchange rates.

Long-Term Debt	Weighted Average Interest Rate as of June 30, 2013	Total Amount Outstanding	2014	2015	2016	2017	2018 and thereafter	Total Fair Value
	(%)	(in US$ millions)
U.S. dollars (fixed rate)	6.24%	1,379.9	0.2	0.5	0.4	378.5	1,000.1	1,466.8
U.S. dollars (LIBOR indexed)	1.27%	57.9	0.9	1.9	1.9	2.0	51.2	57.9
Euro (fixed rate)	2.77%	65.6	0.5	4.9	28.4	11.3	20.5	65.7
Reais (fixed rate)	4.97%	531.6	17.2	34.2	434.6	34.2	11.4	531.7
Reais (CDI indexed)	8.91%	0.2	0.1	0.1	—	—	—	0.2
Reais (TJLP indexed)	5.98%	62.4	10.3	18.3	14.5	14.5	4.8	62.4

Total long-term debt		2,097.6	29.2	59.9	479.8	440.7	1,088.0	2,184.7

In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert US$4.6 million of our floating interest rate, U.S. dollar-denominated debt into fixed rate-based, U.S. dollar-denominated obligations. We have also entered into a number of swaps, which effectively convert US$ 402.5 million of our fixed interest rate, Brazilian real-denominated debt into floating rate-based, Brazilian real-denominated obligations.

The table below provides information about our short-term debt obligations as of June 30, 2013, after considering the effects of the above mentioned derivative transactions.

Short-Term Debt	Weighted Average Interest Rate June 30, 2013	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
U.S. dollars (fixed rate)	6.24%	51.6	51.6
U.S. dollars (LIBOR indexed)	1.16%	1.6	1.6
Euro (fixed rate)	2.77%	0.5	0.5
Reais (fixed rate)	3.77%	46.1	46.1
Reais (CDI indexed)	6.72%	2.4	2.4
Reais (TJLP indexed)	5.98%	24.3	24.3

Total short-term debt		126.5	126.5

The table below provides information about our long-term debt obligations as of June 30, 2013, after considering the effects of the above-mentioned derivative transactions.

Long-Term Debt	Weighted Average Interest Rate as of June 30, 2013	Total Amount Outstanding	2014	2015	2016	2017	2018 and thereafter	Total Fair Value
	(%)	(in US$ millions)
U.S. dollars (fixed rate)	6.24%	1,384.2	0.4	0.9	0.8	379.1	1,003.0	1,471.1
U.S. dollars (LIBOR indexed)	1.16%	53.6	0.7	1.5	1.5	1.6	48.3	53.6
Euro (fixed rate)	2.77%	65.6	0.5	4.9	28.4	11.3	20.5	65.7
Reais (fixed rate)	3.77%	131.3	17.2	34.2	34.3	34.2	11.4	131.4
Reais (CDI indexed)	6.72%	400.5	0.1	0.1	400.3	—	—	400.5
Reais (TJLP rate)	5.98%	62.4	10.3	18.3	14.5	14.5	4.8	62.4

Total long-term debt		2,097.6	29.2	59.9	479.8	440.7	1,088.0	2,184.7

Foreign Currency Risk

In managing our foreign currency risk, we focus on balancing our non-U.S. dollar-denominated assets against our non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to our forecasts of future cash flows. Beyond the foreign currency exposure related to our debt obligations as summarized above, we also have other assets and liabilities denominated in currencies other than the U.S. dollar. These monetary assets and liabilities are primarily cash and cash equivalents, financial assets, accounts receivable and payable, deferred income taxes, dividends and certain other assets and liabilities and are primarily denominated in Brazilian reais. The effects on such assets and liabilities of the appreciation or devaluation of other foreign currencies against the U.S. dollar result in foreign exchange gains (losses) recognized as interest income (expense), net. The translation gains and losses arising from the remeasurement of our financial statements to U.S. dollars are recognized on our statement of income as foreign exchange gain (loss), net.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of June 30, 2013, as well as the derivative transactions outstanding at the same date.

		Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2013	2014	2015	2016	2017	Thereafter	Total Fair Value
	(in US$ millions, except percentages)
ASSETS
Cash and cash equivalents and financial investments
In reais	1,242	1,242	—	—	—	—	—	1,241.5
In Euro	29	29	—	—	—	—	—	29.3
In Other Currencies	110	110						110.1
Trade accounts receivable
In reais	66	66.0	—	—	—	—	—	66.0
In Euro	82	82.4	—	—	—	—	—	82.4
Deferred income tax assets
In Euro	8.3	0.8	0.8	0.8	0.7	0.8	4.4	8.3
In Other Currencies	4.4	0.4	0.4	0.4	0.4	0.4	2.4	4.4
Other assets
In reais	431.8	191.0	240.8	—	—	—	—	431.8
In Euro	38.9	21.3	17.6	—	—	—	—	38.9
In Other Currencies	6.2	6.2	—	—	—	—	—	6.2
Total Assets in reais	1,739.3	1,498.5	240.8	—	—	—	—	1,739.3
Total Assets in Euro	158.9	133.8	18.4	0.8	0.7	0.8	4.4	158.9
Total Assets in Other Currencies	120.7	116.7	0.4	0.4	0.4	0.4	2.4	120.7
LIABILITIES
Loans
In reais	667.0	72.8	27.6	52.6	449.1	48.7	16.2	667.0
In Euro	66.1	0.5	0.5	4.9	28.4	11.3	20.5	66.1
Accounts payable to suppliers
In reais	57.3	57.3	—	—	—	—	—	57.3
In Euro	61.6	61.6	—	—	—	—	—	61.6
In Other Currencies	1.8	1.8	—	—	—	—	—	1.8
Customer advances
In reais	315.4	315.4	—	—	—	—	—	315.4
Other accounts payable & accrued liabilities
In reais	539.4	389.6	149.8	—	—	—	—	539.4
In Euro	44.8	43.9	0.9	—	—	—	—	44.8
In Other Currencies	4.1	4.1	—	—	—	—	—	4.1
Taxes and payroll charges payable
In reais	357.9	144.2	104.4	73.9	24.9	10.5	—	357.9
In Euro	9.9	4.0	2.9	2.1	0.7	0.2	—	9.9
In Other Currencies	—	—	—	—	—	—	—	—
Accrued taxes on income
In reais	5.3	5.3	—	—	—	—	—	5.3
In Euro	18.8	18.8	—	—	—	—	—	18.8
In Other Currencies	0.1	0.1	—	—	—	—	—	0.1
Deferred income tax liabilities
In reais	96.0	11.2	10.3	9.7	9.7	9.7	45.4	96.0
In Euro	—	—	—	—	—	—	—	—
In Other Currencies	0.4	0.3	—	—	—	—	0.1	0.4
Accrued dividends
In reais	11.9	11.9	—	—	—	—	—	11.9
Contingencies
In reais	42.8	17.3	12.5	8.8	3.0	1.2	—	42.8
In Euro	0.4	0.4	—	—	—	—	—	0.4
Total liabilities in reais	2,093.0	1,025.0	304.6	145.0	486.7	70.1	61.6	2,093.0
Total liabilities in Euro	201.6	129.2	4.3	7.0	29.1	11.5	20.5	201.6
Total liabilities in Other Currencies	6.4	6.3	—	—	—	—	0.1	6.4
Total exposure in reais	(353.7)	473.5	(63.8)	(145.0)	(486.7)	(70.1)	(61.6)	(353.7)
Total exposure in Euro	(42.7)	4.6	14.1	(6.2)	(28.4)	(10.7)	(16.1)	(42.7)
Total exposure in Other Currencies	114.3	110.4	0.4	0.4	0.4	0.4	2.3	114.3
DERIVATIVE INSTRUMENTS
Swap (fixed interest into variable interest—US$)
Notional amount	5.9	0.3	0.3	0.4	0.4	0.4	4.1	(0.7)
Forward rate	1.23%	—	—	—	—	—	—	—
Knock-out forward—(EUR -US$)
Notional amount	2.50	2.50
Forward rate	1.30
Net exposure in assets/liabilities
In reais	(353.7)	473.5	(63.8)	(145.0)	(486.7)	(70.1)	(61.6)	(353.7)
In Euro	(40.2)	7.1	14.1	(6.2)	(28.4)	(10.7)	(16.1)	(42.7)
In Other Currencies	114.3	110.4	0.4	0.4	0.4	0.4	2.4	114.3

Exhibit 3

CONDENSED FINANCIAL STATEMENTS OF EMBRAER S.A.

Embraer S.A.

Condensed Consolidated Interim Financial Statements as of

June 30, 2013

Embraer S.A.

Condensed Consolidated Statements of Financial Position

as of June 30, 2013 and December 31, 2012

In millions of U.S. dollars

ASSETS	Note	06.30.2013	12.31.2012
		(Unaudited)	(Restated)*
CURRENT
Cash and cash equivalents	3	1,647.4	1,797.0
Financial investments	4	634.9	578.2
Trade accounts receivable, net		526.2	525.6
Derivative financial instruments	5	16.4	11.2
Customer and commercial financing		10.4	22.7
Collateralized accounts receivable		11.8	13.0
Inventories	6	2,522.9	2,156.9
Other assets		240.0	254.1

		5,610.0	5,358.7

NON-CURRENT
Financial investments	4	50.1	51.3
Trade accounts receivable		3.9	9.9
Derivative financial instruments	5	18.3	24.8
Customer and commercial financing		63.9	86.9
Collateralized accounts receivable		413.8	413.0
Guarantee deposits		570.7	581.5
Deferred income tax	12	12.7	12.9
Other assets		261.8	241.1

		1,395.2	1,421.4
Investments		0.2	3.6
Property, plant and equipment, net		1,843.3	1,738.4
Intangible assets	10	1,046.1	958.8

		4,284.8	4,122.2

TOTAL ASSETS		9,894.8	9,480.9

*	See note 2.2.1 for the discussion relating to the adjustments.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A.

Condensed Consolidated Statements of Financial Position

as of June 30, 2013 and December 31, 2012

In millions of U.S. dollars

LIABILITIES	Note	06.30.2013	12.31.2012
		(Unaudited)	(Restated)*
CURRENT
Trade accounts payable		860.8	758.7
Loans and financing	11	126.5	336.3
Non-recourse and recourse debt		18.0	11.9
Other payables		282.6	277.2
Contribution from suppliers		0.9	0.9
Advances from customers		1,094.2	899.2
Derivative financial instruments	5	11.7	0.9
Taxes and payroll charges payable		39.5	65.1
Income tax and social contribution		35.7	63.6
Financial guarantee and residual value	13	155.2	114.1
Dividends payable		11.9	30.4
Unearned income		145.4	133.7
Provisions	14.1	95.6	96.7

		2,878.0	2,788.7

NON-CURRENT
Loans and financing	11	2,097.6	1,730.2
Non-recourse and recourse debt		381.8	388.3
Other payables		50.3	11.1
Advances from customers		107.2	100.4
Taxes and payroll charges payable		329.1	350.0
Deferred income tax and social contribution	12	119.8	26.5
Financial guarantee and residual value	13	282.6	470.3
Unearned income		132.9	108.2
Provisions	14.1	158.8	156.9

		3,660.1	3,341.9

TOTAL LIABILITIES		6,538.1	6,130.6

SHAREHOLDERS’ EQUITY
Capital	16	1,438.0	1,438.0
Treasury shares	16	(119.2)	(154.2)
Revenue reserves		1,981.0	1,980.3
Share-based remuneration	17	24.5	21.0
Accumulated other comprehensive income		(42.2)	(26.8)
Accumulated losses		(21.6)	—

		3,260.5	3,258.3

Non-controlling interest		96.2	92.0

TOTAL SHAREHOLDERS’ EQUITY		3,356.7	3,350.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		9,894.8	9,480.9

*	See note 2.2.1 for the discussion relating to the adjustments.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A.

Condensed Consolidated Statements of Income

Six-month periods ended June 30, 2013 and 2012

(In millions of U.S. dollars, except weight average shares and earnings per share)

	Note	06.30.2013	06.30.2012
		(Unaudited)	(Unaudited /Restated)*
Revenue		2,642.9	2,867.0
Cost of sales and services		(2,042.3)	(2,196.1)

Gross profit		600.6	670.9
Operating income (expense)
Administrative		(106.8)	(145.6)
Selling		(229.5)	(226.5)
Research		(51.6)	(30.5)
Other operating income (expense), net		(37.8)	13.8
Equity in income (losses) of associates		(0.2)	0.9

Operating profit before financial income		174.7	283.0
Financial income (expense), net		(16.0)	(7.8)
Foreign exchange gain (loss), net		(16.2)	7.5

Profit before taxes on income		142.5	282.7

Income tax expense	12	(116.0)	(122.2)

Net income for the period		26.5	160.5

Attributable to:
Owners of Embraer		24.6	159.3
Non-controlling interest		1.9	1.2

Weighted average number of shares (in thousands)
Basic	18	727,369	725,437
Diluted	18	732,400	728,471

Earnings per share-basic in US$	18	0.0337	0.2197
Earnings per share-diluted in US$	18	0.0335	0.2188

*	See note 2.1.4 and 2.2.1 for the discussion relating to the adjustments.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A.

Condensed Consolidated Statements of Comprehensive Income

Six-month periods ended June 30, 2013 and 2012

(In millions of U.S. dollars)

	06.30.2013	06.30.2012
	(Unaudited)	(Unaudited /Restated)*
Net income for the period	26.5	160.5

Translation adjustments—subsidiaries	0.2	(28.7)
Financial instruments available for sale	0.1	—
Put options of minority interest	(13.4)	—

Other comprehensive loss, net of tax effects (i)	(13.1)	(28.7)

Total of comprehensive income	13.4	131.8

Attributable to:
Owners of Embraer	9.2	155.4
Non-controlling interest	4.2	(23.6)

	13.4	131.8

(i)	presented items above are net of deferred income tax.
*	See note 2.1.4 and 2.2.1 for the discussion relating to the adjustments.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A.

Condensed Consolidated Statements of Shareholders’ Equity

Six-month periods ended June 30, 2013 and year ended December 31, 2012

(In millions of U.S. dollars)

	Capital	Treasury shares	Share-based remuneration	Revenue reserves				Accumulated other comprehensive (loss) income				Total shareholders equity	Non-controlling interest	Total shareholders’ equity
				Investment subsidy	Statutory reserve	For investment and working capital	Retained earnings	Result in transactions with non controlling interest	Actuarial gain (loss) on post employment benefit obligation	Cumulative translation adjustment	Other cumulative translation adjustment
At January 01, 2012 (Restated)	1,438.0	(183.7)	13.1	32.6	131.6	1,573.1	—	—	0.7	1.9	—	3,007.3	110.5	3,117.8

Net income for the year	—	—	—	—	—	—	347.8	—	—	—	—	347.8	0.8	348.6
Actuarial loss on post employment benefit obligation	—	—	—	—	—	—	—	—	(37.4)	—	—	(37.4)	—	(37.4)
Translation adjustments—subsidiaries	—	—	—	—	—	—	—	—	—	2.4	—	2.4	3.7	6.1
										—

Total comprehensive income	—	—	—	—	—	—	347.8	—	(37.4)	2.4	—	312.8	4.5	317.3
Share-based remuneration	—	—	7.9	—	—	—	—	—	—	—	—	7.9	—	7.9
Stock options grants exercised	—	29.5	—	—	—	—	(15.0)	—	—	—	—	14.5	—	14.5
Acquisition of non controlling interest	—	—	—	—	—	—	—	5.6	—	—	—	5.6	(23.0)	(17.4)
Allocation of profits:										—
Investment in subsidy	—	—	—	4.3	—	—	(4.3)	—	—	—	—	—	—	—
Legal reserve	—	—	—	—	17.1	—	(17.1)	—	—	—	—	—	—	—
Interest on own capital (R$0.04 per share)	—	—	—	—	—	—	(75.1)	—	—	—	—	(75.1)	—	(75.1)
Dividends	—	—	—	—	—	—	(14.7)	—	—	—	—	(14.7)	—	(14.7)
Reserve for investments and working capital (net income for the year)	—	—	—	—	—	221.6	(221.6)	—	—	—	—	—	—	—

At December 31, 2012 (Restated)	1,438.0	(154.2)	21.0	36.9	148.7	1,794.7	—	5.6	(36.7)	4.3	—	3,258.3	92.0	3,350.3

Net income for the period	—	—	—	—	—	—	24.6	—	—	—	—	24.6	1.9	26.5
Translation adjustments—subsidiaries	—	—	—	—	—	—	—	—	—	(2.1)	—	(2.1)	2.3	0.2
Financial instruments available for sale	—	—	—	—	—	—	—	—	—	—	0.1	0.1	—	0.1
Put options of minority interest	—	—	—	—	—	—	—	—	—	—	(13.4)	(13.4)	—	(13.4)

Total comprehensive income	—	—	—	—	—	—	24.6	—	—	(2.1)	(13.3)	9.2	4.2	13.4
Share-based remuneration	—	—	3.5	—	—	—	—	—	—	—	—	3.5	—	3.5
Stock options grants exercised	—	35.0	—	—	—	—	(17.9)	—	—	—	—	17.1	—	17.1
Allocation of profits:
Investment in subsidy	—	—	—	0.7	—	—	(0.7)	—	—	—	—	—	—	—
Interest on own capital (R$0.04 per share)	—	—	—	—	—	—	(27.6)	—	—	—	—	(27.6)	—	(27.6)

At June 30, 2013 (Unaudited)	1,438.0	(119.2)	24.5	37.6	148.7	1,794.7	(21.6)	5.6	(36.7)	2.2	(13.3)	3,260.5	96.2	3,356.7

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A.

Condensed Consolidated Statements of Cash Flows

Six-month periods ended June 30, 2013 and 2012

(In millions of U.S. dollars)

	Note	06.30.2013	06.30.2012
		(Unaudited)	(Unaudited / Restated)*
Operating activities
Net income		26.5	160.5
Adjustment to net income for items not affecting cash
Depreciation		67.0	63.0
Amortization	10	62.2	67.2
Allowance (reversal) for inventory obsolescence		5.7	(9.3)
Provision for adjustment to market value		9.6	4.3
Provision Allowance for doubtful accounts		(2.4)	1.8
Deferred income tax and social contribution	12	101.3	58.8
Accrued interest		0.4	1.3
Equity in the losses of associates		3.3	(0.9)
Share-based remuneration		3.5	4.5
Foreign exchange gain (loss), net		11.7	0.5
Residual value guarantee	13	6.4	27.5
Other		1.2	(3.3)

Changes in assets:
Financial investments		(84.6)	(52.9)
Collateralized accounts receivable and accounts receivable		(4.1)	(46.8)
Customer and commercial financing		35.3	(14.9)
Inventories		(368.4)	(230.2)
Other assets		(23.1)	(64.9)

Changes in liabilities:
Trade accounts payable		83.0	134.7
Non-recourse and recourse debt		(0.5)	(4.4)
Other payables		19.2	13.3
Contribution from suppliers		(12.2)	(17.3)
Advances from customers		232.4	(39.9)
Taxes and payroll charges payable		(44.9)	6.2
Financial guarantees		(153.0)	(42.8)
Other provisions		31.1	24.3
Unearned income		36.4	21.9

Net cash generated by operating activities		43.0	62.2

Investing activities
Acquisition to property, plant and equipment		(175.3)	(115.1)
Proceeds from sale of property, plant and equipment		0.3	0.1
Additions to intangible assets	10	(127.3)	(119.3)
Proceeds from held to maturity securities		(15.3)	4.0
Restricted cash reserved for construction of assets		—	(1.3)

Net cash used in investing activities		(317.6)	(231.6)

Financing activities
Repayment of borrowings		(380.1)	(850.1)
Proceeds from borrowings		611.0	1,399.0
Dividends and interest on own capital		(46.6)	(3.3)
Acquisition of non controlling interest		—	(17.4)
Proceeds from stock options exercised		17.1	9.8

Net cash generated by financing activities		201.4	538.0

Effects of exchange rate changes on cash and cash equivalents		(76.4)	(31.3)

Increase (decrease) in cash and cash equivalents		(149.6)	337.3

Cash and cash equivalents at the beginning of the period		1,797.0	1,347.9

Cash and cash equivalents at the end of the period		1,647.4	1,685.2

*	See note 2.1.4 and 2.2.1 for the discussion relating to the adjustments.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

1.	Operations

Embraer S.A. (the “Embraer” or “the Company”) is a publicly-held company incorporated under the laws of the Federative Republic of Brazil with headquarters in São José dos Campos, State of São Paulo, Brazil. The corporate purpose of the Company is:

•

The development, production and sale of jet and turboprop aircraft for civil and defense aviation, aircraft for agricultural use, structural components, mechanical and hydraulic systems, aviation services and technical activities related to the production and maintenance of aerospace material;

•

The design, construction and sale of equipment, materials, systems, software, accessories and components to the defense, security and energy industries and the promotion or performance of technical activities related to production and maintenance, to achieve the highest technological and quality standards;

•	The performance of other technological, industrial, commercial and service activities related to the defense, security and energy industries; and

•	Contribution to the formation of technical professionals necessary to the aerospace industry.

The Company’s shares are listed on the enhanced corporate governance segment of the Stock Exchange in Brazil (“BM&FBOVESPA”), known as the New Market (“Novo Mercado”). Embraer S.A. also has American Depositary Shares (evidenced by American Depositary Receipts—ADRs) which are registered with the Securities and Exchange Commission (“SEC”) and are listed on the New York Stock Exchange (“NYSE”). The Company has no controlling group and its capitals are comprised only of common shares.

The Company has consolidated wholly-owned entities, jointly controlled entities and commercial representation offices, located in Brazil, the United States of America (the “U.S.”), France, Spain, Portugal, Holland, Ireland, United Kingdom, China and Singapore.

2.	Presentation of the Financial Statements and Accounting Practices

2.1.	Presentation and preparation of the financial statements

The condensed consolidated interim financial statements have been prepared in conformity with International Accounting Standards—(“IAS”) 34 issued by the International Accounting Standards Board (“IASB”), for interim financial reporting. The condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the IASB, and should be read in conjunction with the consolidated financial statements of the Company as of December 31, 2012, which have also been prepared in accordance with IFRS.

As from January 1, 2013, the Company adopted IFRS 10—Consolidated Financial Statements, IFRS 11—Joint Arrangements (Note 2.2.1) and IFRS 12—Disclosure of Interests in Other Entities (Note 7). As determined by the respective IFRS, its effects should be reflected at the beginning of the earliest period presented. Thus, the comparative figures presented in these condensed consolidated interim financial statements have been adjusted relative to those previously reported.

2.1.1	Basis of preparation

These condensed consolidated interim financial statements were prepared under the historical cost convention except when the item requires different criteria and adjusted to reflect assets and liabilities measured at fair value through profit or loss or marked to market when available for sale.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management of the Company to exercise its judgment in the process of applying the Company’s accounting policies. These condensed consolidated interim financial statements include accounting estimates for certain assets, liabilities and other transactions. The areas which involve a higher degree of judgment or complexity, or assumptions and estimates significant to the condensed consolidated interim financial statements are consistent with those described in the consolidated financial statements as at and for the year ended December 31, 2012 (not included herein). The actual results may differ from these estimates and assumptions.

The results of operations for the six-months period ended June 30, 2013 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2013.

2.1.2	Consolidation

The condensed consolidated interim financial statements include the balances of June 30, 2013 financial statements of the Company and all subsidiaries that Embraer, directly or indirectly has control, special purpose entities “SPEs” for which the Company has control, and exclusive investment funds. Jointly controlled entities (joint venture) are not consolidated and are presented as Investments and accounted for by the equity method.

2.1.3.	Interest in other entities

Interest in other entities is not consolidated in the condensed consolidated interim financial statements. As of June 30, 2013, these comprise AEL Sistemas SA—“AEL”, domiciled in Porto Alegre, Brazil, in which Embraer Defesa e Segurança Participações S.A. has a 25% interest. Its main activities are research, development, manufacture and sales of electronic components: electronic equipment used in aviation and software programs. Despite its 25% interest, Embraer Defesa e Segurança Participações S.A. does not have significant influence in AEL, and, therefore the investment is classified as a non-current financial instrument asset, measured at fair value, and the changes in valuation are recognized in other comprehensive income and presented in shareholders’ equity.

2.1.4.	Correction of errors in the 2nd quarter of 2012

In the 3rd quarter of 2012, during a revision of the procedure for calculating its income tax of the 1st and 2nd quarters of the same year, the Company identified errors in its tax basis resulting in adjustments to net income in the respective quarter.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The adjustments to reduce income tax expense were US$ 0.6 and US$ 42.4 for the second quarter of 2012, and for the six months ended June 30, 2012 respectively. Such amounts are being restated in accordance with IAS 8—Accounting Policies, Changes in Accounting Estimates and Errors for comparison with the current period disclosure as follows:

Statement of Financial Position as of June 30, 2012

	Published	Adjustment	Adjusted
CURRENT ASSETS	5,810.3	—	5,810.3
NON-CURRENT ASSETS	3,757.8	—	3,757.8

TOTAL ASSETS	9,568.1	—	9,568.1

CURRENT LIABILITIES
Other current liabilities	3,255.6	—	3,255.6
Deffered income tax	29.2	33.5	62.7

	3,284.8	33.5	3,318.3

NON-CURRENT LIABILITIES
Other non-current liabilities	2,988.8	—	2,988.8
Deffered income tax	101.8	(75.9)	25.9

	3,090.6	(75.9)	3,014.7

TOTAL LIABILITIES	6,375.4	(42.4)	6,333.0

SHAREHOLDERS’ EQUITY	3,192.7	42.4	3,235.1

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,568.1	—	9,568.1

Statement of Income for the six-month period ended June 30, 2012

	Published	Adjustment	Adjusted
PROFIT BEFORE TAXES ON INCOME	283.0	—	283.0
Income tax	(164.8)	42.4	(122.4)

NET INCOME	118.2	42.4	160.6

Attributable to:
Owners of Embraer	117.0	42.4	159.4
Noncontrolling interest	1.2	—	1.2

Earnings per share in BRL
Basic	0.1613	0.0584	0.2197
Diluted	0.1606	0.0582	0.2188

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Statement of cash flows for the six-month period ended June 30, 2012

	Published	Adjustment	Adjusted
Net Income	118.1	42.4	160.5
Items not affecting cash and cash equivalents	292.0	(75.9)	216.1
Changes in assets and liabilities	(350.0)	33.5	(316.5)
Net cash generated by operating activities	60.1	—	60.1
Net cash generated by investing activities	(231.6)	—	(231.6)
Net cash generated by financing activities	538.0	—	538.0
Effects of exchange rate changes on cash	(31.2)	—	(31.2)
Increase in cash and cash equivalents	335.3	—	335.3
Cash and cash equivalents at opening period	1,350.2	—	1,350.2

Cash and cash equivalents at period end	1,685.5	—	1,685.5

2.2	Summary of significant accounting policies

The accounting policies adopted by the Company were changed only by the adoption of IFRS 10, 11 and 12 from those disclosed in the consolidated financial statements as of December 31, 2012.

2.2.1.	CHANGES FOR ADOPTION OF IFRS 10, 11 and 12

a)	IFRS 10—Consolidated Financial Statements

With an effective date since January 1, 2013, IFRS 10 expands the concept of control taking into account the power and the returns that a participant has about an investment. In this context, a scenario of shareholding voting rights is analyzed together with the substantive rights that give power over the relevant activities of the investee. The subsidiary is fully consolidated from the date on which control is transferred to the Company and transactions with non-controlling interests as transactions with equity owners of the Group are presented within equity as “participation of non- controlling interest”. There were no changes in the Company’s accounting policies with the adoption of IFRS 10.

b)	IFRS 11—Joint Arrangements

Applicable from January 1, 2013, IFRS 11—“Joint Arrangements” provides more realistic reflections of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form providing two types of joint arrangements: (i) joint operations—that usually occurs when an operator has rights to the assets and contractual obligations and hence accounts for its share of the assets, liabilities, revenues and expenses (proportional consolidation) and (ii) joint venture—occurs when an operator has rights to the net assets of the contracts and accounts for the investment by the equity method. In this case the proportional consolidation is no longer permitted.

Although the change did not have a material impact on the condensed consolidated financial statements, the comparative figures for the year ended December 31, 2012 for comparative purposes, no longer reflect the proportionate consolidation of the Company’s jointly controlled entities EZ Air Interior Limited, Harpia Sistemas S.A. e Atech Negócios em Tecnologias S.A. In February 2013, the Company acquired control of Atech and started fully consolidating its results in the financial statements, the change did not have a significant impact on the condensed consolidated financial statements.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Below are the effects on the consolidated financial statements originally issued by the Company and the consolidated financial statements adjusted to the application of IFRS 11 for comparative purposes:

Statement of Financial Position:

At January 1, 2012	Statement of Financial Position published	IFRS 11 adjustments	Adjusted Statement of Financial Position
Current assets	5,169.4	(5.5)	5,163.9
Investments	2.8	2.0	4.8
Non current assets	3,686.1	(6.0)	3,680.1

Total Assets	8,858.3	(9.5)	8,848.8

Current liabilities	2,841.7	(3.3)	2,838.4
Non current liabilities	2,898.8	(6.2)	2,892.6
Shareholders’ Equity	3,117.8	—	3,117.8

Total Liabilities and Shareholders’ Equity	8,858.3	(9.5)	8,848.8

At December 31, 2012	Statement of Financial Position published	IFRS 11 adjustments	Adjusted Statement of Financial Position
Current assets	5,365.9	(7.2)	5,358.7
Investments	—	3.6	3.6
Non current assets	4,124.5	(5.9)	4,118.6

Total Assets	9,490.4	(9.5)	9,480.9

Current liabilities	2,792.4	(3.7)	2,788.7
Non current liabilities	3,347.7	(5.8)	3,341.9
Shareholders’ Equity	3,350.3	—	3,350.3

Total Liabilities and Shareholders’ Equity	9,490.4	(9.5)	9,480.9

Statements of income:

At June 30, 2012	Statement of Income published (*)	IFRS 11 adjustments	Statement of Income adjusted
Revenue	2,873.2	(6.2)	2,867.0
Gross Profit	673.5	(2.6)	670.9
Operating income (expenses)	(390.3)	1.5	(388.8)
Equity in gain or losses of associates	—	0.9	0.9
Operating income	283.2	(0.2)	283.0
Financial results	(0.3)	—	(0.3)
Profit before taxes on income	282.9	(0.2)	282.7
Income tax (expense) income	(122.4)	0.2	(122.2)

Net income	160.5	—	160.5

Attributable to:
Owners of Embraer	159.3	—	159.3
Noncontrolling interest	1.2	—	1.2

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Statements of Cash Flows:

At June 30, 2012	Cash Flow published (*)	IFRS 11 adjustments	Adjusted Cash Flow
Net income	160.5	—	160.5
Adjustment to net income for items not affecting cash	216.1	(0.7)	215.4
Changes in assets and liabilities:	(316.5)	2.8	(313.7)
Net cash used in operating activities	60.1	2.1	62.2
Net cash used in investing activities	(231.6)	—	(231.6)
Net cash generated by financing activities	538.0	—	538.0
Effects of exchange rate changes on cash and cash equivalents	(31.2)	(0.1)	(31.3)
Increase in cash and cash equivalents	335.3	2.0	337.3
Cash and cash equivalents at the beginning of the period	1,350.2	(2.3)	1,347.9

Cash and cash equivalents at the end of the period	1,685.5	(0.3)	1,685.2

(*)	These results published reflects the correction of erros from the 2nd quarter of 2012, as disclosed in Note 2.1.4

c)	IFRS 12—Disclosure of Interests in Other Entities

Applicable from January 1, 2013, IFRS 12—“Disclosure of Interests in Other Entities” requires an entity to disclose information that enables users of financial statements (a) to understand:

(i)	the composition of the group; and (ii) the interest that non-controlling interests have in the group’s activities and cash flows; and (b) to evaluate: (i) the nature and the effect of significant restrictions on its ability to access and use assets of the group, and settle liabilities of the group; (ii) the nature of, and changes in, the risks associated with its interests in consolidated structured entities; (iii) the consequences of changes in the parent’s ownership interest in a subsidiary that do not result in a loss of control; and (iv) the consequences of losing control of a subsidiary during the reporting period. Disclosures required by IFRS 12 as presented on footnote 7 of this interim financial information.

3.	Cash and cash equivalents

	06.30.2013	12.31.2012
	(Unaudited)	(Restated)
Cash and banks	158.2	241.0

	158.2	241.0

Cash equivalents
Repurchase agreements (i)	146.7	67.5
Private securities (ii)	632.0	498.3
Fixed deposits (iii)	578.2	843.8
Investment funds (iv)	132.3	146.4

	1,489.2	1,556.0

	1,647.4	1,797.0

(i)	Repurchase agreements related to the purchase of assets, mainly government securities, with the commitment to repurchase at a rate previously established by the parties, generally with a one-day term.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(ii)	Investment in Bank Deposit Certificates—CDBs, issued by Brazilian financial institutions, with original maturities of 90 days or less for which there are no penalties on remuneration.
(iii)	Fixed term deposits with highly-rated financial institutions with original maturities of 90 days or less.
(iv)	Money Market Funds in dollars with daily liquidity and a constant net asset value in conformity with the standards of the U.S. Securities and Exchange Commission—or SEC. The investment portfolio is comprised of securities issued by premium institutions abroad.

The weighted average interest rate on June 30, 2013, for cash equivalents in reais and in dollars were 7.19% p.a. and 0.79% p.a. (8.55% p.a. and 1.22% p.a. on December 31, 2012), respectively.

4.	Financial investments

	06.30.2013 (Unaudited)				12.31.2012 (Restated)
	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total
Financial instruments
Public securities	278.9	—	—	278.9	298.8	—	—	298.8
Private securities	170.4	—	39.8	210.2	79.4	—	22.3	101.7
Money market funds	—	—	—	—	30.0	—	—	30.0
Investment funds	142.6	—	—	142.6	143.7	—	—	143.7
Public securities (i)	—	5.1	—	5.1	—	7.4	—	7.4
Other	0.3	40.8	7.1	48.2	0.3	40.0	7.6	47.9

	592.2	45.9	46.9	685.0	552.2	47.4	29.9	629.5

Current portion	592.2	2.9	39.8	634.9	552.2	3.7	22.3	578.2
Non-current	—	43.0	7.1	50.1	—	43.7	7.6	51.3

(i)	Securities classified as held to maturity are notes receivable composed of Brazilian government securities (NTNs—Notas do Tesouro Nacional), denominated in US dollars and acquired by the Company from its customers as an adjustment of the interest rates payable by the Export Financing Program (Proex), between the 11th and 15th year after the sale of the respective aircraft, recognized at present value, since the Company intends and has the ability to hold them in its portfolio until maturity.

On June 30, 2013, the financial investments comprise of treasury shares and securities of exclusive investment funds. The portfolios of the exclusive investment funds in Brazil were mainly comprised of highly liquid federal government securities and securities issued by Brazilian financial institutions, measured at their realizable values. The funds are exclusively for the benefit of the Company and are managed by third parties who charge a monthly fee. The investments are marked to market daily and changes in fair value are reflected in the income statement, as the Company classifies these investments as assets measured at fair value through profit or loss.

On June 30, 2013, the financial investments abroad comprised private securities, fixed term deposits and exclusive investment funds, and consist of securities issued by international institutions and by highly-rated corporations with high liquidity, measured at their realizable values. The investments are marked to market daily and changes in fair value are reflected in the income statement, as the Company classifies these investments as assets measured at fair value through profit or loss.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

These investment funds have no significant financial obligations. The financial obligations are restricted to the asset management and custody fees, audit fees and similar expenses, which are already accounted for based on the value of each asset in the portfolio. No Company assets were used as collateral for these obligations and the fund creditors have no right of recourse against the general credit of the Company.

5.	Derivative financial instruments

Derivative financial instruments are contracted to protect the Company’s operations from exchange and interest rate fluctuations and are not used for speculation.

As of June 30, 2013, the Company had derivative financial instruments such as interest swaps, cash flow hedges and options.

Swaps are contracted to exchange a floating rate loan to a fixed rate loan or to exchange cash flows in dollars to cash flows in reais, or vice versa. They are valued at the future flow determined by applying the contractual rates up to maturity and discounted to present value on the date of the condensed consolidated financial statements at the current market rates.

Cash flow hedging operations are contracted to protect highly probable salary and healthcare expense flows denominated in reais from exchange rate variations. The expense flows are expected to occur on a monthly basis beginning in January 2013 and ending in December 2014. Financial instruments normally used by the Company for this type of transaction mode is zero-cost collar, which consists of the buying of Put and selling of Call contracted with the same counterparty and with zero net premium. The fair value of these instruments is determined by the pricing model observable market (through information providers) and widely used by market participants to measure similar instruments. When the closing rate of dollar is between the values of exercise of Put and Call, the fair value reflects the extrinsic value of the option, i.e., the value that is directly connected to the time remaining to maturity. The projected cash flows will affect the income statement on an accrual basis.

The option exchange operations are contracted with the purpose of protecting the flows of exchange risks. Their fair values are calculated using observable market pricing models.

As of June 30, 2013, the Company did not have any derivative contracts subject to margin calls.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The table below shows the breakdown of derivative financial instruments for the Company.

Purpose	Risk	Counterparty	Settlement date	06.30.2013 (Unaudited)	12.31.2012 (Restated)
Recourse and non-recourse debt (i)	Interest rate	Natixis	2022	24.4	30.7

Export financing	Interest rate	Bradesco	2013	—	0.9
		Goldman Sachs	2013	—	0.9

Export financing (ii)	Interest rate	ItauBBA	2016	(2.7)	—
		Votorantim	2016	(2.4)	—
		Citi	2016	(1.5)	—
		Santander	2016	(1.9)	—
		HSBC	2016	(0.6)	—
		Societe Generale	2016	(0.7)	—
		Bradesco	2016	(0.7)	—

Export (iii)	Exchange rate	Barclays	2013	—	—

Stock options (iv)	Object price	Republic Airways Holdings Inc	2015	10.4	3.4

Acquisition of property, plant and equipment (v)	Interest rate	Compass Bank	2024	(0.5)	(0.7)

Brazilian Real expenses (vi)	Exchange rate	ItauBBA	2013	(0.2)	(0.1)
		Deutsche	2013	(0.1)	—
		Santander	2013	—	—
		Citibank	2013	—	—

		ItauBBA	2014	(0.2)	—
		Deutsche	2014	(0.3)	—
		Citibank	2014	—	—

				23.0	35.1

(i)	Derivative financial instruments (swap), not qualifying for as hedge accounting and contracted by the Company and have effectively converted the amount of R$ 320.7 million (US$ 144.8) for recourse and non-recourse debt, from a fixed interest rate of 6.20% p.a., into a floating rate equivalent to LIBOR + 1.21% p.a.;
(ii)	Derivative financial instruments in the form of swap that converted a debt in the form of export in the amount of R$ 887.0 million equivalent to US$ 400.3, from a fixed interest rate of 5.50% p.a. to an average rate equivalent floating to 64.53% p.a. CDI (Interbank Deposit Certificate);
(iii)	Derivative financial instruments in foreign exchange mode option, which converted receivables in US$ to Euro for export sales of R$ 11.1 million (US$ 5.0) with maturity in December 2013;
(iv)	Derivative financial instruments related to in convertible option into shares (embedded derivative), received as part of a negotiation regarding the restructuring of a subsidiary of Republic Airways Holdings Inc.;
(v)	Derivative financial instruments (swap), not qualifying for hedge accounting, relating to a transaction in the amount of R$ 11.9 million (US$ 5.4) which converted financing transactions subject to floating interest rate of LIBOR 1 month + 2.44% p.a. at fixed interest rate of 5.23% p.a.; and
(vi)

Derivative financial instruments in the form zero-cost collar, designated as a cash flow hedge in the amount of R$ 1,429.2 million equivalent to US$ 724.1, for 2013 used to buy a Put with average exercise price of

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

R$ 1.90 and to sell a Call with an average price of R$ 2.70 in the amounting to R$ 361.0 million (US$ 190.0) and for the year 2014 made buying PUT with an exercise price of US$ 2.00 and sales CALL with an average price of R$ 3.50 of R$ 1,068.2 million (US$ 534.1).

On June 30, 2013 and December 31, 2012, the fair value of derivative financial instruments was presented in the Statement Financial Position as shown below:

	06.30.2013	12.31.2012
	(Unaudited)	(Restated)
Assets
Current portion	16.4	11.2
Non-current	18.3	24.8

Liabilities
Current portion	(11.7)	(0.9)

Total	23.0	35.1

6.	Inventories

	06.30.2013	12.31.2012
	(Unaudited)	(Restated)
Work-in-process	903.4	778.6
Raw materials	803.3	684.4
Finished goods (i)	352.2	258.6
Spare parts	320.0	340.6
Inventory in transit	180.9	156.1
Aircraft available for sales (ii)	63.5	46.8
Advances to suppliers	57.1	45.9
Consumption materials	29.9	28.9
Provision for adjustment to market value (iii)	(33.4)	(33.7)
Provision for obsolescence (iv)	(154.0)	(149.3)

	2,522.9	2,156.9

(i)	The following aircraft were held in inventory at:

•	June 30, 2013: one EMBRAER 170, four EMBRAER 190, four Legacy 650, two Phenom 100, six Phenom 300, three Lineage and four Ipanema; and

•	December 31, 2012: two EMBRAER 175, three Legacy 650, one Legacy 600, eight Phenom 100, six Phenom 300, two Lineage and three Ipanema.

From the total aircraft inventories at June 30, 2013, until August 23, 2013, four EMBRAER 190, one EMBRAER 170, one Phenom 300 and four Ipanema were delivered.

(ii)	The following aircraft were held in inventory as available for sale:

•	June 30, 2013: One ERJ 145, one EMBRAER 190, one Legacy 600, one Legacy 650, one Phenom 100; and

•	December 31, 2012: one ERJ 145, one EMBRAER 190, one Legacy 600.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(iii)	Refers to the provision recorded for adjustments to the realizable value of used aircraft.

(iv)	A provision was recorded for items without activity for over two years and with no planned use in the production program, as well as to cover expected losses from excess inventories or obsolete work in process, except for inventories of spare parts, for which the provision is based on technical obsolescence of items without activity for over two years.

7.	Interest in entities

(i)	Wholly owned subsidiaries and special purpose entities

Subsidiaries, jointly controlled entities and structured entities that the Company directly or indirectly has control, disclosed in the consolidated financial statements as of December 31, 2012, are consolidated into the Embraer group.

The Company does not have any contractual or legal restrictions to access assets or settle liabilities of the wholly owned subsidiaries of the group.

These entities have risks inherent to the operations and the main ones are described below:

•	Economic Risks: are potential losses from fluctuations in market conditions (price of products, exchange rate and interest);

•	Operational risk: are potential losses by the emergence of new technologies or failure of current processes;

•	Credit risk: are potential losses that may occur where the third party (customer) becomes unable to meet its obligations; and

•	Liquidity risk: financial inability to cover financial obligations.

(ii)	Subsidiaries with participation of non-controlling shareholders

Group entities described below have participation of non-controlling shareholders, but based on contractual agreements, the Company has control and therefore to consolidate these entities:

Entity	Country	Participation Embraer Group	Participation non-controlling
Orbisat Indústria S.A.	Brazil	90.0%	10.0%
Aero Seating Technologies LLS (AST)	United States of American	85.5%	14.5%
OGMA—Indústria Aeronática de Portugal S.A.	Portugal	65.0%	35.0%
Harbin Embraer Aircraft Industry Company Ltd. (HEAI)	China	51.0%	49.0%
Embraer CAE Training Services Ltd.	United Kingdom	51.0%	49.0%
Harpia Sistemas S.A.	Brazil	51.0%	49.0%
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%
Atech Negócios em Tecnologia S.A.	Brazil	50.0%	50.0%
Orbisat Aerolevantamento Ltd.	Brazil	25.0%	75.0%

Although the group Embraer has 51.0% of the entities: Harbin Embraer Aircraft Industry Company Ltd., Embraer CAE Training Services Ltd., and Visiona Tecnologia Espacial S.A., the powers described in the contractual agreements demonstrate that the Board of Directors is composed in mostly by representatives from Embraer and direction of the relevant activities of the entity are approved with the consent of those representatives.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

For Atech Negócios em Tecnologia S.A. determination of control was based on the Group’s PUT option to acquire 1% of the shares, which became exercisable from 1st February 2013. To date, this option was not exercised, however, as it is a unilateral decision of the Company, in essence the Company assumes control of Atech in 2013.

Following is the summary of the financial position of the group entities that have non-controlling interest:

Total companies with noncontrolling	06.30.2013	12.31.2012
Current assets	303.0	279.2
Available	78.9	85.7
Trade accounts receivable	110.0	111.6
Inventories	93.7	70.6
Other assets	20.4	11.3

Non current assets	110.5	105.9
Property, plant and equipment	52.8	51.9
Intangible assets	25.3	27.0
Other assets	32.4	27.0

Total Assets	413.5	385.1

Current liabilities	136.0	114.6
Loans and financing	0.1	8.0
Trade accounts payable and accounts payable	64.4	58.9
Other liabilities	71.5	47.7

Non current liabilities	67.8	61.6
Loans and financing	13.0	13.1
Accounts payable	28.7	25.6
Other liabilities	26.1	22.9

Shareholders’ Equity	209.7	208.9

Total Liabilities	413.5	385.1

Noncontrolling interest	83.8	82.6

Group subsidiaries with non-controlling interests are subject to the same risks described for the wholly owned subsidiaries.

(iii)	Jointly controlled entity

The EZ Air Interior Limited and Harpia Sistemas S.A. are jointly controlled entities of the group Embraer with Zodiac Aerospace Systems and AEL, respectively. In these cases, the Company shares with the other members of the joint administration of the activities of the relevant entities.

Investments in jointly controlled are accounted for the equity method.

Embraer Group has restrictions to decide alone about the application of assets and settlement of liabilities in these entities, as all strategic decisions must be taken together with the other partners.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Following is the summary of financial information used for recognition of equity:

Jointly controlled entities	06.30.2013	12.31.2012
Current assets	3.5	2.2
Available	3.1	2.0
Inventories	0.4	0.2
Other assets	—	—
Non current assets	0.2	—

Assets	3.7	2.2

Current liabilities	3.4	1.9
Contribution from suppliers	3.1	1.9
Other liabilities	0.3	—
Shareholders’ Equity	0.3	0.3

Liabilities	3.7	2.2

(iv)	Interest in other companies

Interest in other companies in Embraer Group is represented only by the participation of 25% of Embraer Defesa & Segurança in AEL Sistemas SA. Despite this interest, Embraer Group does not have significant influence on the management of this entity, and therefore the investment is measured as a financial instrument in the consolidated financial statements at fair value.

8.	Related Party Transactions

8.1.	Related party transactions

The table below summarizes balances and transactions with related parties outside the group and refers mainly to:

•	assets: (i) accounts receivable for spare parts, aircraft sales and product development, (ii) balances of financial investments; and (iii) bank deposits;

•

liabilities: (i) purchase of aircraft components and spare parts, (ii) advances received on account of sales contracts; (iii) financing for research and product development at market rates (iv) loans and financing; and (v) export financing; and

•

amounts in profit or loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the defense and security market; (ii) financial income from financial investments; (iii) interest on financing for research and product development, import and export financing and advances on exchange contracts; and (iv) supplementary pension plan.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

8.1.1.	June 30, 2013 (Unaudited)

	Current		Non-Current		Financial Results	Results
	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	424.2	8.5	307.0	388.9	25.6	—
Banco Nacional de Desenvolvimento Econômico e Social—BNDES	—	44.2	—	247.1	(11.6)	—
Brazilian Air Force	161.7	232.8	—	—	—	58.1
Embraer Prev—Sociedade de Previdência Complementar	—	—	—	—	—	(14.6)
Empresa Portuguesa de Defesa—EMPORDEF	—	—	—	6.5	—	—
Ez Air Interior Limited	7.2	—	—	—	—	—
Financiadora de Estudo e Projetos—FINEP	—	15.8	—	37.1	(0.8)	—

	593.1	301.3	307.0	679.6	13.2	43.5

8.1.2.	December 31, 2012 (Restated)

	Current		Non-Current
	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	644.4	—	303.6	303.6
Banco Nacional de Desenvolvimento Econômico e Social—BNDES	—	255.1	—	184.1
Brazilian Air Force	149.2	171.9	—	—
Empresa Portuguesa de Defesa—EMPORDEF	—	—	—	6.5
Financiadora de Estudo e Projetos—FINEP	—	17.9	—	46.7
Ez Air Interior Limited	1.9	—	—	—

	795.5	444.9	303.6	540.9

8.1.3.	June 30, 2012 (Unaudited)

	06.30.2012
	Financial Results	Results
Banco do Brasil S.A.	15.7	—
Banco Nacional de Desenvolvimento Econômico e Social—BNDES	(15.8)	—
Brazilian Air Force	—	66.5
Embraer Prev—Sociedade de Previdência Complementar	—	(14.6)
Financiadora de Estudo e Projetos— FINEP	(1.0)	—

	(1.1)	51.9

8.2.	Brazilian Federal Government

The Brazilian Federal Government, through its direct and indirect interests and by holding a “golden share” is a significant shareholder. At June 30, 2013, in addition to its “golden share”, the Brazilian Federal Government

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

held an indirect 5.37% stake in the Company’s capital through the BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social—BNDES (the Brazilian Development Bank, or “BNDES”), which, in turn, is controlled by the Brazilian Federal Government. As a result, transactions between Embraer and the Brazilian Federal Government or its agencies come within the definition of related party transactions.

The Brazilian government plays a key role in the Company’s business activities, including as:

•	a major customer of defense products (through the Brazilian Air Force);

•	a source for research and development debt financing through technology development institutions such as the FINEP and the BNDES;

•	an export credit agency (through the BNDES); and

•	a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

8.3.	Remuneration of key Management personnel:

	06.30.2013	06.30.2012
	(Unaudited)	(Unaudited)
Short-term benefits (i)	6,5	10,5
Stock option program	0,3	2,1
Benefits of rescission of employment contract	2,4	—

Total remuneration	9,2	12,6

(i)	Includes salaries and social security contributions.

Key Management includes members of the statutory Board of Directors and Executive Directors. During the six month period ended June 30, 2013 and 2012, no remuneration was paid on post-employment benefits or long-term benefits.

9.	Property, Plant and Equipment

There were no significant additions, disposals, impairment or reclassifications of property, plant and equipment during the first semester of 2013.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

10.	Intangible Assets

Internally developed intangible assets relate to the costs incurred in developing programs for each new aircraft, including support services, production labor, materials and direct labor allocated to the construction of aircraft prototypes or significant components and also the use of advanced technologies to make the aircraft lighter, quieter, more comfortable and energy-efficient and reduce emissions, in addition to speeding up design and manufacture, while optimizing the use of resources.

	06.30.2013
	Internally developed			Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Total
Intangible cost
At December 31, 2012 (Restated)	996.8	845.8	24.3	23.1	14.7	175.0	39.4	2,119.1
Additions	22.5	86.2	—	0.2	—	18.4	—	127.3
Reclassifications	—	10.3	—	—	—	—	—	10.3
Translation adjustments	—	—	—	—	—	1.5	—	1.5

At June 30, 2013 (Unaudited)	1,019.3	942.3	24.3	23.3	14.7	194.9	39.4	2,258.2

Acumulated amortization
At December 31, 2012 (Restated)	(785.1)	(235.4)	(23.6)	(1.1)	(2.4)	(112.7)	—	(1,160.3)
Amortization	(29.9)	(23.6)	(1.5)	(0.2)	—	(7.0)	—	(62.2)
Amortization of contribution from suppliers	10.0	2.2	—	—	—	—	—	12.2
Reclassifications	—	(0.2)	—	—	—	—	—	(0.2)
Translation adjustments	—	—	—	—	—	(1.6)	—	(1.6)

At June 30, 2013 (Unaudited)	(805.0)	(257.0)	(25.1)	(1.3)	(2.4)	(121.3)	—	(1,212.1)

Intangible, net
At December 31, 2012 (Restated)	211.7	610.4	0.7	22.0	12.3	62.3	39.4	958.8
At June 30, 2013 (Unaudited)	214.3	685.3	(0.8)	22.0	12.3	73.6	39.4	1,046.1

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

	12.31.2012
	Internally developed			Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Total
Intangible cost
At January 01, 2012 (Restated)	974.1	659.2	26.0	6.2	14.7	143.7	38.5	1,862.4
Additions	23.7	186.6	—	9.8	—	32.3	—	252.4
Contributions from suppliers	(1.0)	—	—	—	—	—	—	(1.0)
Additions—business combination	—	—	—	7.1	—	—	0.9	8.0
Translation adjustments	—	—	(1.7)	—	—	(1.0)	—	(2.7)

At December 31, 2012 (Restated)	996.8	845.8	24.3	23.1	14.7	175.0	39.4	2,119.1

Acumulated amortization
At January 01, 2012 (Restated)	(742.5)	(182.2)	(23.5)	(0.9)	(1.5)	(103.5)	—	(1,054.1)
Amortization	(66.6)	(61.0)	(0.1)	(0.2)	(0.9)	(10.1)	—	(138.9)
Amortization of contribution from suppliers	24.0	7.8	—	—	—	—	—	31.8
Translation adjustments	—	—	—	—	—	0.9	—	0.9

At December 31, 2012 (Restated)	(785.1)	(235.4)	(23.6)	(1.1)	(2.4)	(112.7)	—	(1,160.3)

Intangible, net
At January 01, 2012 (Restated)	231.6	477.0	2.5	5.3	13.2	40.2	38.5	808.3
At December 31, 2012 (Restated)	211.7	610.4	0.7	22.0	12.3	62.3	39.4	958.8

During the six month period ended June 30, 2013, the Company capitalized interest of US$ 4.5 in intangible assets.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

11.	Loans and Financing

	Currency	Contractual interest rate - %	Effective interest rate - %	Maturity	06.30.2013	12.31.2012
					(Unaudited)	(Restated)
Other currencies:
Working capital	US$	5.15% a 6.38%	5.15% a 6.74%	2022	1,391.0	1,390.6
	Euro	2.75% a 3.37%	2.75% a 3.37%	2018	65.9	69.3

Project development	US$	6.87%	6.87%	2015	0.7	0.8

Advances on foreign exchange contracts	US$	6.18%	6.18%	2013	31.6	30.7

Property, plant and equipment	US$	2.62%	2.62%	2035	67.3	68.4
		Libor 1M + 2.44%	Libor 1M + 2.44%

Finance leasing	Euro	Euribor 3M	Euribor 3M	2014	0.2	0.4
		1.98% a 2.50%;	1.98% a 2.50%;	2014
	US$	Libor 6M + 3.40%	Libor 6M + 3.40%	2014	0.4	0.7

					1,557.1	1,560.9

In local currency:

Export Financing	R$	5.50%	5.50%	2016	90.9	224.0

Project development	R$	TJLP + 1.92% a	TJLP + 1.92% a	2018	252.5	280.9
		5.00%	5.00%
Credit Note for Exportation	R$	5.50%	5.50%	2016	323.1	—

Finance leasing	R$	CDI + 0.50% a	CDI + 0.50% a	2015	0.5	0.7
		1.20%	1.20%

					667.0	505.6

Total					2,224.1	2,066.5
Current portion					126.5	336.3

Non-current					2,097.6	1,730.2

In October 2006, the Company´s wholly-owned finance subsidiary Embraer Overseas Limited, which only performs financial operations, issued US$ 400.0 in Guaranteed Notes at 6.375% p.a. due on January 24, 2017 in an offering subsequently registered with the “SEC”. In October 2009, Embraer Overseas Limited issued US$ 500.0 of 6.375% p.a. guaranteed notes due on January 15, 2020. Because Overseas Limited is a wholly owned subsidiary of Embraer S.A., and exists to conduct financial operations, funding operations made by Embraer Overseas Limited are presented in the statement of financial position of the Company.

On March 8, 2012, Embraer S.A. signed a contract for R$ 1 billion non-reimbursable revolving credit line with four prime Brazilian financial institutions, equivalent to US$ 451.0, maturing on March 8, 2015. Each institution provided R$ 250.0 million under identical conditions, allowing the Company to disburse the full amount or smaller amounts, between March 9, 2012 and February 7, 2015. The annual cost of the credit line, when realized, will be the CDI + 1.30% a year. The maintenance costs will be included in the Company’s financial results under financial expense.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The Company has the following unused amounts in these credit lines:

	06.30.2013	12.31.2012
	(Unaudited)	(Restated)
Floating:
Expiring in more than one year	451.3	489.4

	451.3	489.4

On June 15, 2012, Embraer S.A. raised funds by issuing guaranteed notes, maturing on June 15, 2022, through an overseas offer of US$ 500 at a rate of 5.15% a year.

On February 2013, Embraer S.A. signed loans in the form of Export Credit Notes for the purpose of applying in export activities and the production of goods for export in the accumulated amount of R$ 712.0 million equivalent to US$ 321.4 at a fixed rate of 5.50% p.a.

On March and April, 2013, Embraer S.A. contracted the funding line Programa BNDES de Sustentação do Investimento—BNDES PSI—Subprograma Exportação de Pré-embarque in order to implement the activities of production for export in the total amount of R$ 200.0 million equivalent to US$ 90.3 at a fixed rate of 5.50% p.a.

On June 30, 2013, the long-term financing agreements will mature as follows:

Year
2014	29.1
2015	59.9
2016	479.8
2017	440.7
After 2017	1,088.1

2,097.6

11.1.	Currency analysis

Total debt is denominated in the following currencies:

	06.30.2013	12.31.2012
	(Unaudited)	(Restated)
Loans
US dollar	1,491.0	1,491.2
Brazilian Real	667.0	505.6
Euro	66.1	69.7

	2,224.1	2,066.5

11.2.	Interest and guarantees

On June 30, 2013, the loans denominated in Real (30% of the total) are subject to fixed interest rates or interest based on the Brazilian Long-term Interest Rate (“TJLP”). The weighted average rate at June 30, 2013 was 5.75% p.a. (4.70% p.a. at December 31, 2012).

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

On June 30, 2013 the loans denominated in US dollar (67% of the total) are mainly subject to fixed interest rates. The weighted average rate was 6.05% p.a. (6.09% p.a. at December 31, 2012). In addition, as at June 30, 2013, the Company had denominated loans in Euro (3% from total) that are subject to annual weighted interest rates of 2.77% p.a. (2.21% p.a. at December 31, 2012).

The effective rates on the foreign currency financing, which includes the financial structuring costs incurred and already paid, result in an average effective weighted rate equivalent to LIBOR + 4.19% p.a. as at June 30, 2013 (LIBOR + 4.98% p.a. at December 31, 2012).

Real estate, machinery, equipment, commercial pledges and bank guarantees totaling US$ 386,4 as at June 30, 2013 (US$ 429.7 at December 31, 2012) were provided as collateral for loans.

11.3.	Restrictive clauses

The long-term financing agreements are subject to restrictive clauses, consistent with normal market practices, which establish control over the degree of leverage through the ratio of total consolidated indebtedness/EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization, as defined), as well as limits for debt service cover based on the EBITDA/net financial expense. Agreements also include customary restrictions on the creation of new encumbrances on assets, change of control of the Company, sale of assets and payment of dividends in excess of the minimum mandatory dividend in the event of default on the financing, and transactions with affiliated companies. As at June 30, 2013, the Company was in compliance with all the restrictive clauses.

12.	Income Taxes

As the tax basis for the majority of the Company’s assets and liabilities are maintained in Real and the accounting basis are measured in US dollars (functional currency), the fluctuation in the exchange rate significantly impacts the tax basis and, in turn, the deferred income tax expense (benefit).

Based on expectation of future taxable income, the Company recorded deferred tax assets based on tax losses carryforward.

Credits relating to temporary differences on non-deductible provisions, represented by labor contingencies, provisions and disputed taxes will be realized as such proceedings are concluded.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

12.1.	Deferred taxes

The components of deferred tax assets and liabilities as at June 30, 2013 and December 31, 2012 are as follows:

	06.30.2013	12.31.2012
	(Unaudited)	(Restated)
Temporarily non-deductible provisions	(26.5)	(46.9)
Tax loss carryforwards	21.8	31.0
Differences between basis: account x tax	—	—
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(112.7)	(32.6)
Finance guarantee provision gain not realized and Health Insurance Provision	68.6	57.7
Effect of differences by fixed asset	(25.9)	(25.8)
Other accounting differences	(32.4)	3.0

Deferred tax assets (liabilities), net	(107.1)	(13.6)

Total deferred tax asset	12.7	12.9
Total deferred tax liability	(119.8)	(26.5)

The change of deferred income tax that affected profit and loss was as follows:

	From the statement of income	Other comprehensive income	Total
At January 1, 2012 (Restated)	53.5	(10.6)	42.9

Temporarily non-deductible provisions	(119.6)	—	(119.6)
Tax loss carryforwards	25.9	—	25.9
Differences between basis: account x tax
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(62.5)	—	(62.5)
Finance Guarantee Provision Gain not realized and Health Insurance Provision	21.5	—	21.5
Effect of differences by fixed asset	(3.3)	—	(3.3)
Other accounting differences	62.6	18.9	81.5
At December 31, 2012 (Restated)	(21.9)	8.3	(13.6)

Temporarily non-deductible provisions	16.7	—	16.7
Tax loss carryforwards	(6.8)	—	(6.8)
Differences between basis: account x tax
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(82.7)	—	(82.7)
Finance guarantee provision gain not realized and Health Insurance Provision	33.1	(17.7)	15.4
Effect of differences by fixed asset	(2.1)	—	(2.1)
Other accounting differences	(59.5)	25.5	(34.0)

At June 30, 2013 (Unaudited)	(123.2)	16.1	(107.1)

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

12.2.	Reconciliation of income tax expense

	06.30.2013	06.30.2012
	(Unaudited)	(Unaudited)
Profit before taxation	142.5	282.7

Income tax and social contribution expense at the nominal Brazilian composite tax rate—34%	(48.5)	(96.1)

Tax on profits of overseas subsidiaries	—	(2.5)
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(80.2)	(84.8)
Research and development tax incentives	32.4	25.5
Interest on own capital	9.5	11.8
Translation effects for investments	32.3	26.3
Gain or Loss in Subsidiary Equity	—	(0.5)
Fiscal credits (recognized and non recognized) and tax rate	(47.4)	(11.1)
Other difference between IFRS and fiscal basis	(7.3)	(14.2)
Other	(6.8)	23.4

Income tax and social contribution income (expense) benefit as reported	(116.0)	(122.2)

Income tax and social contribution current (expense) benefit as reported	(14.7)	(63.4)
Income tax and social contribution income (expense) benefit as reported	(101.3)	(58.8)

The recognition of the values mentioned above resulted in an effective tax rate of 81.4% for the six month period ended June 30, 2013, (43.2% on June 30, 2012).

13.	Financial Guarantees and Residual Value Guarantees

	06.30.2013	12.31.2012
	(Unaudited)	(Restated)
Additional provision (i)	191.3	211.9
Accounts payable (i)	148.1	258.5
Financial guarantee of residual value	50.7	59.5
Financial guarantee	47.7	54.5

	437.8	584.4

Current portion	155.2	114.1
Non—current portion	282.6	470.3

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Below is the activity of the financial guarantees and residual guarantees:

	Financial guarantee	Financial guarantee of residual value	Accounts payable (i)	Additional provision (i)	Total
At January 1, 2012 (Restated)	75.7	45.5	56.2	317.5	494.9

Additions	—	—	211.4	6.0	217.4
Disposals	—	—	(9.1)	(59.6)	(68.7)
Reversals	—	—	—	(52.0)	(52.0)
Market value	—	14.0	—	—	14.0
Guarantee recognition	(21.2)	—	—	—	(21.2)

At December 31, 2012 (Restated)	54.5	59.5	258.5	211.9	584.4

Additions	—	—	—	2.9	2.9
Disposals	—	—	(110.4)	(33.2)	(143.6)
Reversals	—	—	—	(5.5)	(5.5)
Market value	—	(8.8)	—	15.2	6.4
Guarantee recognition	(6.8)	—	—	—	(6.8)

At June 30, 2013 (Unaudited)	47.7	50.7	148.1	191.3	437.8

(i)	Accounts payable and additional provision:

•

Mesa—Refers to accounts payable recorded in relation to financial guarantees offered to the lender in transactions with the MESA AirGroup, which filed for creditor protection under Chapter 11 in 2011. The financial guarantees in respect of 36 ERJ 145 aircraft acquired by Mesa were exercised and the Company made the respective payments. The accounts payable to MESA AirGroup recognized as of June 30, 2013 was US$ 5.8.

•

American Airlines—Refers to liabilities assumed as a result of the bankruptcy filing (Chapter 11) of the customer American Airlines to cover losses related to its obligations with financial guarantees and residual value guarantees offered to the banks for 216 aircraft (ERJ 135, ERJ 140 and ERJ 145). Until the U.S. Court manifested itself in relation to the proposed restructuring of American Airlines, payments made were up to US$ 92.8 by the Company to the banks, which were offset from the additional provision. On June 30, 2013 the remaining additional provision to cover losses related to its obligations with financial guarantees and residual value was US$ 191.3 and the value of accounts payable was US$ 84.2.

•

Chautauqua—Refers to the negotiation with Chautauqua Airlines Inc., a subsidiary of Republic Airways Holdings Inc., for restructuring of its financial operations. Chautauqua operates aircraft of the ERJ 145 family which were financed by loans or operating leases, at the time when Embraer provided financial guarantees for certain aircraft. The Company believes that the negotiation resulted in more favorable results for the parties, reducing the use of the financial guarantees provided by Embraer. The agreements were signed on October 29, 2012 and the Company recognized its commitments to pay in its consolidated financial statements. As part of the negotiation the Company will make payments to the financing agents over time and is entitled to acquire certain assets at the end of the financing period. The liability balance with Chautauqua Airlines Inc. on June 30, 2013 was a result of renegotiation mentioned herein was US$ 58.1. The Company believes that the negotiation results provided favorable results to the parties, reducing the use of financial guarantees originally granted by Embraer.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

14.	Provisions and contingent liabilities

14.1.	Provisions

	06.30.2013	12.31.2012
	(Unaudited)	(Restated)
Product warranties (i)	100.4	110.6
Provisions for labor, taxes and civil (ii)	66.2	62.8
Post retirement benefits	60.1	61.4
Other (iii)	27.7	18.8

	254.4	253.6

Current portion	95.6	96.7
Non—current portion	158.8	156.9

(i)	Recorded to cover product-related expenditure, including warranties and contractual obligations to implement improvements to aircraft delivered in order to meet performance targets.
(ii)	Provisions for labor, tax or civil contingencies, as follows in the chart below Note 14.1.1.
(iii)	Refers mainly to a contingent liability of US$ 17.6 recognized in other provisions in 2011 when the Company, through its subsidiary Embraer Defesa & Segurança Participações, acquired the jointly controlled entity Atech and the subsidiary Orbisat. This contingent liability at the time of the acquisition represented a present obligation and whose fair value was measured reliably.

14.1.1.	Provision labor, tax and civil

	06.30.2013	12.31.2012
	(Unaudited)	(Restated)
Tax related
PIS and COFINS (i)	14.1	11.2
Social security contributions (ii)	11.2	12.0
Third party contributions (iii)	9.0	9.5
FUNDAF (iv)	6.8	7.3
Import taxes (v)	2.5	2.7
CIDE (vi)	1.7	1.9
Others	0.7	5.3
	46.0	49.9
Labor related
Plurimas 461/1379 (vii)	9.7	2.0
Reintegration (viii)	2.7	4.7
Indemnity (ix)	1.9	2.1
Third parties	0.1	0.2
Others	4.2	2.7
	18.6	11.7
Civil related
Indemnity (x)	1.6	1.2
	1.6	1.2

	66.2	62.8

Current portion	25.2	19.5
Non—current portion	41.0	43.3

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(i)	The Company determined credits on the corresponding contributions in certain operations. The inspection identified amounts that were allegedly credited unduly and the Company is awaiting the conclusion of the administrative suit to assess the appropriate legal measures.
(ii)	The Company was notified by the authorities for failing to withhold social security contributions from service providers. These lawsuits are at the 2nd court level. The Company was also ordered to pay additional allowances for work environment risks. This lawsuit is at the 1st court level.
(iii)	The Company is challenging the Social Security and Assistance Fund (Fundo da Previdência e Assistência Social—FPAS) classification, amended by a regulatory ruling, which resulted in an increase in taxes on payroll. The civil suit is in progress in the Federal Court of São José dos Campos and the Company is awaiting the decision of the lower court.
(iv)	In March 2005, an Assessment and Penalty Notice (AIIM) was filed against the Company, demanding payment of this contribution Fundo de Modernização da Administração Fazendária (FUNDAF). As a result of this notification, the Company filed a tax debt annulment lawsuit at the 1st court level, which was partially judged in the Company’s favor. The lawsuit is at the 2nd court level, for consideration of the Appeal and the Voluntary Appeal.
(v)	Refers to an AIIM filed as a result of an alleged breach of the maximum period for complying with drawback and disputes concerning product tax classifications. These lawsuits are at the 2nd and 1st court levels, respectively.
(vi)	Between January and September 2002, the Company paid the Economic Domain Intervention Contribution (CIDE) charged on royalties, technical services and technical assistance, without adjusting the calculation base. After a first inspection of this period and a favorable ruling at the administrative level with regard to the facts contested, the Federal Revenue Office ordered the Company to pay the difference on the adjusted calculation base charged during the above period. On July 17, 2012, the Company was informed of a partially favorable decision by the lower level administrative court, recognizing the statute of limitations for the CIDE-Royalties tax debts for the period from January 1, 2002 to February 28, 2002, and reversed part of the amount provisioned. A voluntary appeal was filed in the administrative suit with regard to the part judged to be groundless, and is under consideration by the Administrative Tax Appeals Council—CARF.
(vii)	Refers to claims for backdated salary increases and productivity payments, brought by former employees.
(viii)	Suits brought by former employees claiming reinstatement with the Company for various reasons.
(ix)	Indemnity claims in connection with work-related accidents, pain and suffering, etc.
(x)	Other indemnity claims brought by parties with no employment relationship.

The tax, labor and civil provisions are recorded in accordance with the Company’s accounting policy (see note 2.2.32 of the December 31, 2012 consolidated financial statements), and the amounts shown here represent the estimated amounts that the Company’s legal department and its external counsel expect the Company to have to disburse to settle the lawsuits. The “Others” line in each of the categories is generally comprised of lawsuits and operations that differ from the main categories and are sufficiently different and insignificant not to warrant individual categories.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Change in provision:

	Product warranties	Post retirement benefits	Provisions Labor, Taxes and Civil	Other	Total
At January 1, 2012 (Restated)	115.8	4.4	72.7	28.4	221.3

Additions	86.2	57.0	21.0	24.6	188.8
Interest	—	—	3.4	—	3.4
Used/payments	(69.3)	—	(12.1)	(32.2)	(113.6)
Reversals	(21.7)	—	(16.4)	—	(38.1)
Translation adjustments	(0.4)	—	(5.8)	(2.0)	(8.2)

At December 31, 2012 (Restated)	110.6	61.4	62.8	18.8	253.6

Additions	43.7	—	13.5	16.7	73.9
Interest	—	—	1.6	—	1.6
Used/payments	(36.3)	—	(1.5)	(5.4)	(43.2)
Reversals	(16.8)	—	(5.4)	—	(22.2)
Translation adjustments	(0.8)	(1.3)	(4.8)	(2.4)	(9.3)

At June 30, 2013 (Unaudited)	100.4	60.1	66.2	27.7	254.4

14.2.	Contingent liabilities

Contingent liabilities are amounts classified as possible losses, in accordance with the Company’s accounting policy (see note 2.1.32 of the December 31, 2012 consolidated financial statement), in the opinion of the Company’s legal department, supported by its external counsel. When the contingent asset arises from the same set of circumstances as an existing provision, the type of the corresponding provision is indicated at the end of the description. Below is the description of all contingent liability that the Company has:

•

In response to tax assessment notices filed by the Brazilian Federal Revenue Authorities in December 2010 and June 2011, the Company is contesting the calculation base and the rates of taxes charged on certain remittances abroad and also the accounting and recognition of an indemnity received in a contractual dissolution. The total amount involved at June 30, 2013 was US$ 143.9. The Company filed a voluntary defense with the Brazilian Federal Council of Tax Appeals (“CARF”) challenging the notification within the legal timeframe for both and is awaiting its assessment.

•

We received a subpoena from the SEC in September 2010, which inquired about certain operations concerning sales of aircraft abroad. In response to this SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act, we retained outside counsel to conduct an internal investigation on transactions carried out in three specific countries.

Since then, in response to additional information, the Company has voluntarily expanded the scope of the internal investigation to include sales in additional countries and has reported on those matters to the SEC and the U.S. Department of Justice, which are the responsible authorities. The investigation remains ongoing and we will continue to respond to any additional information, as circumstances warrant. We, through our outside counsel, continue to cooperate fully with the SEC and the DOJ. The Company, with the support of our outside counsel, has concluded that it is still not possible to estimate the duration, scope or results of the internal investigation or the government’s review. In the event that the authorities take action against us or the parties enter into an agreement to settle the matter, we may be required to pay substantial fines and/or to incur other sanctions. The Company, based upon the

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

opinion of our outside counsel, believes that there is no basis for estimating reserves or quantifying any possible contingency.

•	The Company has contingent liabilities amounting to US$ 14.4 related to labor suits.

15.	Financial Instruments

15.1.	Financial instruments by category

	06.30.2013 (Unaudited)
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	3	—	1,647.4	—	—	—	1,647.4
Financial investments	4	—	592.3	45.9	46.8	—	685.0
Collateralized accounts receivable		425.6	—	—	—	—	425.6
Trade accounts receivable, net		530.1	—	—	—	—	530.1
Customer and commercial financing		74.3	—	—	—	—	74.3
Derivative financial instruments	5	—	34.7	—	—	—	34.7

		1,030.0	2,274.4	45.9	46.8	—	3,397.1

Liabilities
Loans and financing	11	—	—	—	—	2,223.2	2,223.2
Trade accounts payable and others liabilities		—	—	—	—	1,593.5	1,593.5
Financial guarantee and of residual value	13	—	103.2	—	—	334.6	437.8
Capital lease	11	—	—	—	—	0.9	0.9
Derivative financial instruments	5	—	11.7	—	—	—	11.7

		—	114.9	—	—	4,152.2	4,267.1

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

		12.31.2012 (Restated)
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	3	—	1,797.0	—	—	—	1,797.0
Financial investments	4	—	552.2	29.9	47.4	—	629.5
Cash and cash equivalents		426.0	—	—	—	—	426.0
Financial investments		535.5	—	—	—	—	535.5
Collateralized accounts receivable		109.6	—	—	—	—	109.6
Trade accounts receivable, net	5	—	36.0	—	—	—	36.0

		1,071.1	2,385.2	29.9	47.4	—	3,533.6

Liabilities
Loans and financing	11	—	—	—	—	2,064.7	2,064.7
Trade accounts payable and others liabilities		—	—	—	—	1,447.2	1,447.2
Financial guarantee and of residual value	13	—	99.7	—	—	484.7	584.4
Capital lease	11	—	—	—	—	1.8	1.8
Derivative financial instruments	5	—	0.9	—	—	—	0.9

		—	100.6	—	—	3,998.4	4,099.0

15.2.	Fair value of financial instruments

The fair value of the Company’s financial assets and liabilities were determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to generate estimates of fair values. As a consequence, the estimates presented below are not necessarily indicative of the amounts that might be realized in a current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.

The following methods were used to estimate the fair value of each category of financial instrument for which it is possible to estimate the fair value.

The book values of cash, cash equivalents, financial investments, accounts receivable, other financial assets and current liabilities are approximately their fair values. The fair value of securities held to maturity is estimated by the discounted cash flow methodology. The fair value of non-current loans is based on the discounted value of the contractual cash flows. The discount rate used, when applicable, is based on the future market yield curve for the cash flows of each liability.

The Company considers “fair value” to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observable inputs. A fair value hierarchy is used to prioritize the inputs used to measure fair value. The three Levels of the fair value hierarchy are as follows:

•

Level 1—quoted prices are available in active markets for identical assets or liabilities at the reporting period. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

•

Level 2—pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. However, they can be directly or indirectly observable at the statement of financial position date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter forwards and options.

•

Level 3—pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in Management’s best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of June 30, 2012. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	06.30.2013 (Unaudited)
	Fair value of financial instruments measured at fair value through profit or loss			Total	Fair value of the other financial instruments	Fair value	Book value
	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	437.2	1,210.2	—	1,647.4	—	1,647.4	1,647.4
Financial investments	298.8	293.4	—	592.2	92.8	685.0	685.0
Collateralized accounts receivable	—	—	—	—	425.6	425.6	425.6
Trade accounts receivable, net	—	—	—	—	530.1	530.1	530.1
Customer and commercial financing	—	—	—	—	74.3	74.3	74.3
Derivative financial instruments	—	34.7	—	34.7	—	34.7	34.7

	736.0	1,538.3	—	2,274.3	1,122.8	3,397.1	3,397.1

Liabilities
Loans and financing	—	—	—	—	2,223.2	2,310.1	2,223.2
Trade accounts payable and others liabilities	—	—	—	—	1,593.5	1,593.5	1,593.5
Financial guarantee and of residual value	—	—	103.2	103.2	334.6	437.8	437.8
Capital lease	—	—	—	—	0.9	0.9	0.9
Derivative financial instruments	—	11.7	—	11.7	—	11.7	11.7

	—	11.7	103.2	114.9	4,152.2	4,354.0	4,267.1

	12.31.2012 (Restated)
	Fair value of financial instruments measured at fair value through profit or loss			Total	Fair value of the other financial instruments	Fair value	Book value
	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	454.7	1,342.3	—	1,797.0	—	1,797.0	1,797.0
Financial investments	334.8	217.4	—	552.2	77.3	629.5	629.5
Collateralized accounts receivable	—	—	—	—	425.9	425.9	425.9
Trade accounts receivable, net	—	—	—	—	535.5	535.5	535.5
Customer and commercial financing	—	—	—	—	109.6	109.6	109.6
Derivative financial instruments	—	36.1	—	36.1	—	36.1	36.1

	789.5	1,595.8	—	2,385.3	1,148.3	3,533.6	3,533.6

Liabilities
Loans and financing	—	—	—	—	2,064.7	2,250.5	2,064.7
Trade accounts payable and others liabilities	—	—	—	—	1,447.2	1,447.2	1,447.2
Financial guarantee and of residual value	—	—	99.7	99.7	484.7	584.4	584.4
Capital lease	—	—	—	—	1.8	1.8	1.8
Derivative financial instruments	—	0.9	—	0.9	—	0.9	0.9

	—	0.9	99.7	100.6	3,998.4	4,284.8	4,099.0

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Fair value of liabilities measurement using significant unobservable inputs (level 3)
At January 01,2012 (Restated)	121.1

Profits (losses) unrealized	(21.4)

At December 31,2012 (Restated)	99.7

Profits (losses) unrealized	3.5

At June 30,2013 (Unaudited)	103.2

15.3.	Financial risk management policy

The Company has and follows a risk management policy to direct transactions, which involves the diversification of transactions and counterparties. This policy provides for regular monitoring and management of the nature and general situation of the financial risks in order to assess the results and the financial impact on cash flows. The credit limits and risk rating of the counterparties are also reviewed periodically.

The Company’s risk management policy was established by the Executive Directors and submitted by to the Board of Directors, and provides for a Financial Management Committee. Under this policy, the market risks are mitigated when there is no counterparty in the Company’s operations and when it is considered necessary to support the corporate strategy. The Company’s internal control procedures provide for a consolidated monitoring and supervision of the financial results and of the impact on cash flows.

The Financial Management Committee assists the Financial Department in examining and reviewing information in relation to the economic scenario and its potential impact on the Company’s operations, including significant risk management policies, procedures and practices.

The financial risk management policy includes the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. The use of these instruments for speculative purposes is forbidden.

15.3.1.	Capital risk management

The Company uses capital management to ensure the continuity of its investment program and offer a return to its shareholders and benefits to its stakeholders and also to maintain an optimized capital structure in order to reduce costs.

The Company may review its dividends payment policy, pay back capital to the shareholders, issue new shares or sell assets in order to maintain or adjust its capital structure (to reduce the financial indebtedness, for instance).

Liquidity and the leverage level are constantly monitored in order to mitigate refinance risk and to maximize the return to the shareholders. The ratio between the liquidity and the return to the shareholders may be changed pursuant to the assessment of Management.

Accordingly, the Company has been able to maintain cash surpluses over the balance of financial indebtedness and to assure liquidity by establishing and maintaining a standby credit line (see Note 10).

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The capital management may be changed due to economy scenario alterations or to strategic repositioning of the Company.

On June 30, 2013, cash and cash equivalents exceeded the Company’s financial indebtedness by US$ 58.2 (December 31, 2012—US$ 308.7) resulting, on a net basis, in a leverage-free capital structure.

Of the total financial indebtedness as at June 30, 2013, 5.7% was short-term (16.3% at December 31, 2012) and the average weighted term was equivalent to 5.4 years (5.8 years at December 31, 2012). The Company’s own capital accounted for 33.9% as at June 30, 2013 and 35.3% of the total liabilities as at December 31, 2012.

15.3.2.	Credit risk

Credit risk is the risk of unfulfillment, by the counterparty, of an obligation due to the Company represented in financial instruments, or receivables due from sales to customers, which leads to a financial loss. The Company is exposed to credit risk with respect to its operational activities, cash held in banks and financial investments held in other institutions.

•	Financial investment

The credit risk of cash and financial investment, which is managed by the Financial Department, is managed according to the defined policy. The credit limit of the counterparties is reviewed on a daily basis in order to minimize the concentration risk and mitigate financial losses due to bankruptcy of the counterparties. The Financial Management Committee assists the Financial Department in examining and reviewing operations done with counterparties.

•	Accounts receivable

The Company may incur losses on amounts receivable from sales of spare parts and services. To reduce this risk, customer credit analyses are made continuously. In relation to accounts receivable from aircraft sales, the Company may have credit risks until the financing structure has been completed. To minimize this credit risk, the Company operates with financial institutions to facilitate structuring of the financing.

To cover risk of loss from doubtful accounts, the Company has recorded an allowance in an amount considered sufficient by management to cover expected losses on realization of the receivables.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The following tables present the credit risk classification of the respective counterparty of the financial investment (including cash) and other financial assets held by the Company.

a)	Credit risk for counterparty with external assessment

	06.30.2013	12.31.2012
	(Unaudited)	(Restated)
Cash and cash equivalents	1,647.4	1,797.0
Financial investments	685.0	629.5
Derivative financial instruments	34.7	36.1

Total	2,367.1	2,462.6

Based on external appraisal:
AAA	1,048.2	1,511.5
AA	142.7	222.8
A	360.9	172.0
BBB	781.6	530.6
N/A	33.7	25.7

Total	2,367.1	2,462.6

N/A—Not available: no observable input to credit assessment

b)	Credit risk for counterparties without external evaluation

	06.30.2013	12.31.2012
	(Unaudited)	(Restated)
Collateralized accounts receivable	425.6	426.0
Trade accounts receivable, net	530.1	535.5
Customer and commercial financing	74.3	109.6

Total	1,030.0	1,071.1

Based on internal appraisal:
Group 1	2.0	23.6
Group 2	83.2	83.4
Group 3	944.8	964.1

Total	1,030.0	1,071.1

Group 1 : New customers (less than one year)

Group 2 : Customers (more than one year) impaired

Group 3 : Customers (more than one year) not impaired

15.3.3.	Liquidity risk

This is the risk of the Company not having sufficient liquid funds to honor its financial commitments as a result of a mismatch of terms or volumes of estimated receipts and payments.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

To manage the liquidity of cash in dollars and reais, Management has established projections and assumptions based on contracts for future disbursements and receipts, which are monitored daily by the Company. Accordingly, possible mismatches are detected well in advance allowing the Company to adopt mitigation measures in advance, reducing the risk and financial cost.

The following table provides additional information related to undiscounted contractual obligations and commercial commitments and their respective maturities:

	Cash Flow	Less than one year	One to three years	Three to five years	More than five years
At June 30, 2013 (Unaudited)
Loans and financing	2,891.8	282.2	781.4	686.8	1,141.4
Suppliers	860.8	860.8	—	—	—
Recourse and non recourse debt	399.8	18.0	310.9	27.5	43.4
Financial guarantees	437.8	100.3	132.9	21.8	182.8
Other liabilities	342.0	5.6	105.7	194.7	36.0
Capital lease	1.1	0.9	0.2	—	—

Total	4,933.3	1,267.8	1,331.1	930.8	1,403.6

At December 31, 2012 (Restated)
Loans and financing	2,729.8	418.5	493.0	677.8	1,140.5
Suppliers	758.9	758.9	—	—	—
Recourse and non recourse debt	400.2	11.9	317.5	27.5	43.3
Financial guarantees	584.4	114.1	189.7	24.4	256.2
Other liabilities	99.2	2.6	49.6	20.5	26.5
Capital lease	2.1	1.2	0.9	—	—

Total	4,574.6	1,307.2	1,050.7	750.2	1,466.5

The above table shows the outstanding principal and anticipated interest due at maturity date. For the fixed rate liabilities, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate liabilities, the interest expenses were calculated based on a market forecast for each period (e.g. LIBOR 6m—12m).

15.3.4.	Market risk

a)	Interest rate risk

This risk arises from the possibility that the Company might incur losses on account of interest rate fluctuations that increase the financial expense of liabilities and related to floating interest rates that reduce the assets income subject to floating interest rates and / or when the fluctuation in the determination of fair value price of assets or liabilities that are marked to market by fixed rates.

•

Cash, cash equivalents and financial investments—Company policy for managing the risk of fluctuations in interest rates on financial investments is to measure market risk by the Value-At-Risk—VAR methodology, analyzing a variety of risk factors that might affect the return on the investments. The financial income determined in the period already reflects the effects of marking the assets in the Brazilian and foreign investment portfolios to market.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

•

Loans and financing—the Company uses derivative contracts to hedge against the risk of fluctuations in interest rates on certain transactions, and also continuously monitors market interest rates to evaluate the potential need to contract new derivative transactions to protect against the risk of volatility in these rates.

At June 30, 2013, the Company’s cash, cash equivalents, financial investments and loans and financing were indexed as follows:

Without derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	762.9	32.71%	1,569.5	67.29%	2,332.4	100.00%
Loans and financing	2,077.1	93.39%	147.0	6.61%	2,224.1	100.00%

With derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	762.8	32.71%	1,569.5	67.29%	2,332.3	100.00%
Loans and financing	1,670.0	75.09%	554.1	24.91%	2,224.1	100.00%

At June 30, 2013, the Company’s cash, cash equivalents, financial investments and loans and financing post -fixed were indexed as follows:

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	1,569.5	100.00%	1,569.5	100.00%
CDI	1,235.3	78.71%	1,235.3	78.71%
Libor	334.2	21.29%	334.2	21.29%

Loans and financing	147.0	100.00%	554.1	100.00%
TJLP	86.6	58.91%	86.6	15.63%
Libor	59.9	40.75%	59.9	10.81%
CDI	0.5	0.34%	407.6	73.56%

b)	Foreign exchange rate risk

The Company’s functional currency is the US dollar.

Consequently, the Company’s operations which are most exposed to foreign exchange gains/losses are those denominated in Real (labor costs, local expenses, financial investments and loans and financing) as well as investments in subsidiaries in currencies other than the US dollar.

Company policy for protection against foreign exchange risks on assets and liabilities is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and daily management of foreign currency purchases and sales to ensure that, on realization of the transactions contracted, this natural hedge will occur. This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted, but does not protect against the risk of fluctuations in future results due to the appreciation or depreciation of the Real that can, when measured in dollars, show an increase or reduction of the share of costs when Real denominated.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The Company, in certain market conditions, may protect itself against future expenses and revenues, denominated in foreign currency, to minimize future mismatches which lead to foreign currency gains/losses in the results.

Efforts to minimize the foreign exchange risk for rights and liabilities denominated in currencies other than the functional currency may involve transactions with derivatives, such as swaps, exchange options and Non-Deliverable Forwards (“NDF”) (Note 5).

	Without the effect of derivative transactions		With the effect of derivative transactions
	06.30.2013	12.31.2012	06.30.2013	12.31.2012
	(Unaudited)	(Restated)	(Unaudited)	(Restated)
Loans and financing
Brazilian reais	667.0	505.6	667.0	505.6
U.S. dollars	1,491.0	1,491.2	1,491.0	1,491.2
Euro	66.1	69.7	66.1	69.7

	2,224.1	2,066.5	2,224.1	2,066.5

Trade accounts payable
Brazilian reais	57.3	84.2	57.3	84.2
U.S. dollars	740.1	618.0	740.1	618.0
Euro	61.6	52.1	61.6	52.1
Other currencies	1.8	4.4	1.8	4.4

	860.8	758.7	860.8	758.7

Total (1)	3,084.9	2,825.2	3,084.9	2,825.2

Cash and cash equivalents and financial investments
Brazilian reais	1,241.6	978.1	1,241.6	978.1
U.S. dollars	951.4	1,278.5	951.4	1,278.5
Euro	29.3	50.5	29.3	50.5
Other currencies	110.1	119.4	110.1	119.4

	2,332.4	2,426.5	2,332.4	2,426.5

Trade accounts receivable:
Brazilian reais	65.9	31.7	65.9	31.7
U.S. dollars	381.7	502.3	381.7	502.3
Euro	82.4	1.5	82.4	1.5
Other currencies	0.1	—	0.1	—

	530.1	535.5	530.1	535.5

Total (2)	2,862.5	2,962.0	2,862.5	2,962.0

Net exposure (1—2):
Brazilian reais	(583.2)	(420.2)	(583.2)	(420.2)
U.S. dollars	898.0	328.5	898.0	328.5
Euro	16.0	69.7	16.0	69.7
Other currencies	(108.4)	(115.0)	(108.4)	(115.0)

The Company also has other financial assets and liabilities that are influenced by the foreign exchange variations and were not included in the table above. They are used to minimize the exposure in the presented currencies.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

15.4.	Sensitivity analysis

In order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments is presented below, including derivatives, describing the effects on the monetary and foreign exchange variations on the financial income and expense determined on the balances recorded at June 30, 2013, in the event of the occurrence of such variations in the risk component.

However, statistical simplifications were made in isolating the variability of the risk factors in question. Consequently, the following estimates do not necessarily represent the amounts that might be determined in future financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

15.4.1.	Methodology

Assuming that the balances remain constant, the Company calculated the interest and exchange variation differential for each of the projected scenarios.

In the evaluation of the amounts exposed to interest rate risk, only the financial statement risks were considered. The operations subject to prefixed interest rates were not included.

The probable scenario is based on the Company’s estimates for each of the variables indicated, and positive and negative variations of 25% and 50% were applied to the rates in force as of statement of financial position date.

In the sensitivity analysis of derivative contracts, positive and negative variations of 25% and 50% were applied to the market yield curve (BM&FBOVESPA) as of the statement of financial position date.

15.4.2.	Interest risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 06.30.2013	-50%	-25%	Probable scenario	+25%	+50%
		(Unaudited)
Cash equivalents and financial investments	CDI	1,235.3	(47.7)	(23.8)	12.7	23.8	47.7
Loans and financing	CDI	0.5	—	—	—	—	—

Net impact	CDI	1,234.8	(47.7)	(23.8)	12.7	23.8	47.7

Cash equivalents and financial investments	LIBOR	334.2	(0.5)	(0.2)	0.1	0.2	0.5
Loans and financing	LIBOR	59.9	0.1	—	—	—	(0.1)

Net impact	LIBOR	274.3	(0.4)	(0.2)	0.1	0.2	0.4

Loans and financing	TJLP	86.6	2.2	1.1	—	(1.1)	(2.2)

Net impact	TJLP	(86.6)	2.2	1.1	—	(1.1)	(2.2)

Rates considered	CDI	7.72%	3.86%	5.79%	8.75%	9.65%	11.58%
Rates considered	LIBOR	0.27%	0.14%	0.20%	0.31%	0.34%	0.41%
Rates considered	TJLP	5.00%	2.50%	3.75%	5.00%	6.25%	7.50%

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 06.30.2013

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

15.4.3.	Foreign exchange risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 06.30.2013	-50%	-25%	Probable scenario	+25%	+50%
		(Unaudited)
Assets		1,691.7	845.9	422.9	50.1	(422.9)	(845.9)
Cash, cash equivalents and financial investments	BRL	1,213.7	606.9	303.4	35.9	(303.4)	(606.9)
Other assets	BRL	478.0	239.0	119.5	14.2	(119.5)	(239.0)

Liabilities		1,675.2	(837.6)	(418.8)	(49.6)	418.8	837.6
Loans and financing	BRL	667.3	(333.6)	(166.8)	(19.8)	166.8	333.6
Other liabilities	BRL	1,007.9	(504.0)	(252.0)	(29.8)	252.0	504.0

Net impact		16.5	8.3	4.1	0.5	(4.1)	(8.3)

Exchange rate considered		2.2156	1.1078	1.6617	2.1500	2.7695	3.3234

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 06.30.2013

15.4.4.	Derivative contracts

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 06.30.2013	-50%	-25%	Probable scenario	+25%	+50%
		(Unaudited)
Interest swap	LIBOR	23.8	5.1	2.5	(1.0)	(2.5)	(4.7)
Interest swap	CDI	(10.3)	31.9	15.3	(7.6)	(14.0)	(26.8)
Hedge desifnated as cash flow	US$/R$	(0.9)	198.3	38.5	0.7	(12.9)	(39.0)
Other derivatives	Preço-objeto	10.4	(10.4)	(10.4)	(7.1)	(0.1)	7.0

Total		23.0	224.9	45.9	(15.0)	(29.5)	(63.5)

Rate considered	LIBOR	0.27%	0.14%	0.20%	0.31%	0.34%	0.41%
Rate considered	CDI	7.72%	3.86%	5.79%	8.75%	9.65%	11.58%
Rate considered	US$/R$	2.2156	1.1078	1.6617	2.1500	2.7695	3.3234
Rate considered	US$/EUR	1.3010	0.6505	0.9758	1.2800	1.6263	1.9515
Object -price considered	Preço-objeto	11.32	5.66	8.49	11.32	14.15	16.98

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 06.30.2013

15.4.5.	Residual Value Guarantees

The residual value guarantees are reported in a manner similar to financial derivative instruments.

Based on residual value guarantee contracts in force, the Company ascertains any changes in values based on third party appraisals. The probable scenario is based on the Company’s expectation of recording the provisions

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

on a statistical basis, and the positive and negative variations of 25% and 50% have been applied to the third party appraisals at the balance sheet date.

		Additional variations in book balances
	Amounts exposed at 06.30.2013	-50%	-25%	Probable scenario	+25%	+50%
	(Unaudited)
Financial guarantee of residual value	(50.6)	(222.5)	(109.6)	(0.5)	42.4	48.1

Total	(50.6)	(222.5)	(109.6)	(0.5)	42.4	48.1

If a provision is considered to be insufficient to cover the probable execution of the guarantees, it is increased to adjust it to the Company’s exposure at the reporting period.

15.4.6.	Derivative contracts that comprise exclusive Investment Funds

The Company maintains a structure of exclusive funds, which it controls and which are consolidated in the financial statements.

These funds were set up with the objective of outsourcing management of the Company’s short-term financial investments. The managers contracted have discretion, within the restrictions established in the investment policy, to select the assets that will comprise the investment portfolio.

All the funds are classified as multimarket and they may hold derivatives in their portfolio as a means of attaining the proposed profitability objective. These derivatives relate exclusively to the positions taken by the funds themselves and are in no way connected with the Company’s own derivatives used as a hedge to mitigate its risks exposures.

The following tables show the derivatives held by the funds at June 30, 2013, and the sensitivity analysis of the main risk factors to which the instruments are exposed.

Certain statistical simplifications were made in isolating the variability of the risk factors in question. Consequently, the actual results may differ from these estimates. The following estimates do not necessarily represent the amounts that might be determined in future financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

a)	Description of derivative instruments held by the exclusive investment funds

Type	Nº of contracts	Due date	Unit market price	Reference value at 06.30.2013
				(Unaudited)
Purchase—Forward DI	480	July-13	45.1	(21.7)
Purchase—Forward DI	13	January-14	43.2	(0.6)
Purchase—Forward DI	29	July-14	41.2	(1.2)
Purchase—Forward DI	168	January-15	39.1	(6.6)
Purchase—Forward DI	38	April-15	38.1	(1.4)
Purchase—Forward DI	1,471	January-16	35.0	(51.4)
Purchase—Forward DI	11	July-16	33.1	(0.4)
Purchase—Forward DI	90	January-17	31.3	(2.8)
Purchase—Forward DI	49	January-21	20.3	(1.0)
Purchase—Forward Dolar	4	July-13	1.0	0.2
Purchase—Forward Dolar	10	August-13	1.0	0.5

Total				(86.4)

b)	Sensitivity analysis

	Additional variations in the return of the fund
Risk factor	Reference value 06.30.2013	-50%	-25%	Probable Scenario	25%	50%
	(Unaudited)
CDI	(87.1)	(3.7)	0.2	5.6	7.1	10.2
Dólar	0.7	(0.4)	(0.2)	—	0.2	0.4

Total	(86.4)	(4.1)	—	5.6	7.3	10.6

Rates used
CDI	7.72%	3.86%	5.79%	8.75%	9.65%	11.58%
Dólar	2.2156	1.1078	1.6617	2.1500	2.7695	3.3234

16.	Shareholders’ equity

16.1.	Capital

The authorized capital is divided into 1,000,000,000 common shares. The Company’s subscribed and paid up capital at June 30, 2013 was US$1,438.0 and was comprised 740,465,044 common shares, without par value, of which 10,902,500 shares were held in Treasury.

16.2.	Brazilian Government Golden Share

The Federal Government holds one “golden share” with the same voting rights as other holders of common shares but which grants it certain additional rights as established in article 9 of the Company’s bylaws, including veto rights over decisions pertaining to the following matters:

I—Change of the Company’s name or its corporate objective;

II—Alteration and/or application of the Company’s logo;

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

III—Creation and/or modification of military programs (whether or not the Federal Republic of Brazil is involved);

IV—Training third parties in technology for military programs;

V—Interruption of the supply of maintenance and spare parts for military aircraft;

VI—Transfer of control of the Company’s stock control; and

VII—Any changes in (i) article 9 of the Company’s bylaws, article 4, the main clause of art. 10, articles 11, 14 e 15, sub-item III of art. 18, paragraphs 1 and 2 of art. 27, sub-item X of art. 33, sub-item XII of art. 39 or Chapter VII of the Company’s bylaws, or (ii) the rights attributed by the bylaws to the special class share.

16.3.	Treasury Shares

Common shares acquired by April 4, 2008, using the sources from the investment reserve and working capital. This operation was conducted in accordance with rules approved by the Statutory Board of Director’s in a meeting held on December 7, 2007 and corresponds to 10,902,500 common shares and US$ 119.2 as of June 30, 2013. These shares lose voting and economic rights during the period in which they are held in Treasury.

	USD	Quantity	Share value (USD)
In the beginning of the year	154.2	14,104,900	10.93
Used for share based compensation (i)	(35.0)	(3,202,400)	10.93

At June 30, 2013	119.2	10,902,500	10.93

(i)	The beneficiaries of the shares used in the share-based compensation plan include the Statutory Board of Directors, Executive Directors and certain employees.

At June 30, 2013 the market value of the shares held in Treasury was US$ 100.5 (December 31, 2012—US$ 100.5).

16.4.	Investment subsidy reserve

This reserve was formed pursuant to article 195-A of Brazilian Corporate Law (as amended by Law 11,638, of 2007) and corresponds to the appropriation of part of the retained earnings derived from government subsidies received by the Company and is recognized in the statements of income in the same line item of the realized investments.

These subsidies are not included in the calculation of the minimum mandatory dividends.

16.5.	Statutory reserve

The statutory reserve is recorded annually as an appropriation of 5% of the net income for the year. The reserve may not exceed 20% of capital, or 30% of capital and capital reserves.

16.6.	Interest on own capital

Interest on capital is allocated to dividends and are approved by the Statutory Board of Directors as follows. Interest on capital approved or paid during the quarterly periods are treated as an anticipation of the mandatory

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

dividends, adjusted in the last quarter of the year to total a distribution of 25% of annual income as provided in its statutes.

•

In meetings held on March 11, 2013, the Statutory Board of Directors approved the distribution of interest on own capital for the first quarter of 2013 in the amount of US$ 14.4, corresponding to US$ 0.02 per share. The interest on own capital payment is subject to 15% of income tax retaining. The payment was made in April 11, 2013.

•

In meetings held on June 13, 2013, the Statutory Board of Directors approved the distribution of interest on own capital for the second quarter of 2013 in the amount of US$ 13.2, corresponding to US$ 0.02 per share. The interest on own capital payment is subject to 15% of income tax retaining. The payment was made in June 18, 2013.

16.7.	Investment and working capital reserve

The purpose of this reserve is to shield funds which might otherwise be subject to distribution and are earmarked for: (i) investments in property, plant and equipment, without detriment to retained earnings, pursuant to art. 196 of Law 6,404/76; and (ii) the Company’s working capital. The reserve may also be used to (i) redeem, reimburse or purchase shares of the Company and (ii) be distributed to the shareholders.

16.8.	Other Comprehensive Income

Consists of the following adjustments:

•

Cumulative translation adjustment: foreign exchange gains/losses resulting from translation of the consolidated financial statements in the functional currency to the presentation currency (Real) and foreign exchange gains/losses resulting from translation of the foreign subsidiaries’ financial statements, measured in the functional currency other than of the Company (dollar), to the functional currency; and

•	Other comprehensive income: unrealized actuarial gains (losses) resulting from the healthcare plans sponsored by the Company and to fair value variation of financial instruments available for sale.

17.	Share-based compensation

17.1.	Program for the granting of options to purchase shares to executive officers and employees

The Extraordinary General Meeting of April 19, 2010 approved the Stock option grant program offered to directors and employees of the Company and its subsidiaries who have been employed for at least two years. Vesting under the program’s policy occurs at three moments: term (i) from 20% after the first year, (ii) from 30% after the second year (iii) from 50% after the third year, always taking the date on which each stock option was granted.

The Extraordinary General Meeting of January 10, 2012 approved, by a majority of votes, the amendment of clauses 6.1 and 7.1 of the stock option grant plan, in respect of the terms and percentages for vesting and exercise of the stock option, which are now: I) 33% after the 3rd year, II) 33% after the 4th year and III) 34% after the 5th year, always taking the date on which each stock option was granted. This amendment only applies to new grants.

The exercise price of each option is established on the grant date based on the weighted average of the shares quoted in the last 60 trading sessions, and may be adjusted by up to 30% to eliminate the effects of any

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

speculative trading. The participant will have a maximum period for exercise of option grants awarded for five years until 2011 and seven years for the other, started from the date of grant. In either situation, from the Extraordinary General Meeting held on April 25, 2013, the condition for exercising the option referring to, employee’s need to be part of the staff of the Company on the date of exercise was altered by setting a maximum six months from the termination of the employee for exercising. In death situation the exercise period is anticipated and options transferred to their successors.

17.2.	Stock options granted

The fair value of the options granted is determined based on model Black & Scholes pricing that takes into account the value of the underlying asset, strike price, time to elapse before exercising the option, the probability of the option being exercised, historical volatility based the daily closing price of the shares over the last six months and interest rate weighted for the period of each lot based on the DI rate published by BM&FBOVESPA. Note that the time to elapse before exercising the option is defined as management’s decision and considers the end of the grace period for exercise of each lot of options. This assumption was adopted because management believes that the exercise of the option will occur at the end of each vesting period due to high liquidity and high expected return for each share.

•

On April 30, 2010, call options were granted for 6,510,000 shares, with an exercise price of R$ 10.19 (US$ 5.89) per share. The fair value attributed to these options was based on the Black-Scholes pricing model, whereby the value of each option was calculated at R$ 1.77 (US$ 1.02) for the portion that may be exercised as from the end of the first year, R$ 2.74 (US$ 1.58) for the portion that may be exercised as from the end of the second year and R$ 3.44 (US$ 1.99) for the portion that may be exercised as from the end of the third year.

•

On January 18, 2011, call options were granted for 6,345,000 shares and on March 16, 2011 additional call options for 150,000 shares were granted, with an exercise price of R$ 12.05 (US$ 7,20) and R$ 12.89 (US$ 7.73) per share, respectively. The fair value attributed to the options was based on the Black-Scholes pricing model, whereby the value of each option granted on January 18, 2011 was calculated at R$ 1.89 (US$ 1.02) for the portion that may be exercised as from the end of the first year, R$ 2.88 (US$ 1.58) for the portion that may be exercised as from the end of the second year and R$ 3.62 (US$ 1.99) for the portion that may be exercised as from the end of the third year. For the option granted on March 16, 2011 the calculated fair values were R$ 2.11 (US$ 1.02) for the portion that may be exercised as from the end of the first year, R$ 3.22 (US$ 1.58) for the portion that may be exercised as from the end of the second year and R$ 4.08 (US$ 1.99) for the portion that may be exercised as from the end of the third year.

•

On January 23, 2012, 4,860,000 options were granted to purchase shares at an exercise price of R$ 11.50 (US$ 6.56) per share. The fair value attributed to these options was determined using the standard Black-Scholes pricing model and the value of each option was determined at R$ 3.51 (US$ 2.00) with early exercise rights at the end of the third year, R$ 4.00 (US$ 2.28) with early exercise rights at the end of fourth year and R$ 4.35 (US$2.48) with early exercise rights at the end of the fifth year.

•

On March 20, 2013, 4,494,000 options were granted to purchase shares at an exercise price of R$ 15.71 (US$ 7.91) per share. The fair value attributed to these options was determined using the standard Black-Scholes pricing model and the value of each option was determined at R$ 4.47 (US$ 2.25) with early exercise rights at the end of the third year, R$ 5.29 (US$ 2.66) with early exercise rights at the end of fourth year and R$ 5.97 (US$ 3.00) with early exercise rights at the end of the fifth year.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

•

On April 25, 2013, options were granted to purchase 584,400 shares to members of the Board of Directors, which was attributed to the exercise price of R$ 16.81 (US$ 8.36) per share. The fair value attributed to these options was determined using the standart Black & Scholes pricing model and value of each option was determined at R$ 5.51 (US$ 2.74), with early exercise right at the end of the fourth year.

	in thousands of options					Weighted average exercise Price (R$)	Weighted average exercise Price (US$)
	Grants	Exercised	Canceled (i)	Outstanding	Exercible
Grants on April 30, 2010	6,510,000	(4,123,500)	(528,000)	1,858,500	1,858,500	10.19	5.89
Grants on January 18, 2011	6,345,000	(1,644,000)	(796,000)	3,905,000	1,130,500	12.05	7.20
Grants on March 16, 2011	150,000	—	—	150,000	75,000	12.89	7.73
Grants on January 23, 2012	4,860,000	(130,000)	(190,000)	4,540,000	—	11.50	6.56
Grants on March 20, 2013	4,494,000	—	—	4,494,000	—	15.71	7.91
Grants on June 25, 2013	584,400	—	—	584,400	—	16.81	7.93

As of June 30, 2013 (Unaudited)	22,943,400	(5,897,500)	(1,514,000)	15,531,900	3,064,000

(i)	The cancellations refer to shares granted to members of the Board of Directors and employees who no longer work for the Company.

18.	Earnings per Share

18.1.	Basic

Basic earnings per common share were computed by dividing net income attributable to Embraer available to shareholders by the weighted average number of shares during the period, excluding shares held in Treasury.

	06.30.2013	06.30.2012
	(Unaudited)	(Unaudited)
Net income attributable to owners of Embraer	24.6	159.3
Weighted average number of shares (in thousands)	727,369	725,437

Basic earnings per share—U.S. dollars	0.0337	0.2197

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

18.2.	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The Company has only one category of potentially dilutive shares, with options to purchase shares for which a calculation is made to determine the number of shares that could be acquired at fair value (determined as the average market price of the Company’s share), based on the monetary value of subscription rights attached options to purchase shares in circulation. The number of shares calculated as described above is compared with the number of shares issued assuming the exercise of options to purchase shares.

	06.30.2013	06.30.2012
	(Unaudited)	(Unaudited)
Net income attributable to owners of Embraer	24.6	159.3
Weighted average number of shares (in thousands)—basic	727,369	725,437

Dilution for the issuance of stock options (in thousands) (i)	5,031	3,034
Weighted average number of shares (in thousands)—diluted	732,400	728,471
Diluted earnings per share—U.S. dollars	0.0335	0.2188

(i)	Refers to the effect of potentially dilutive shares for the six-month period ended June 30, 2013.

At June 30, 2013 and 2012, there were no anti-dilutive effects.

19.	Responsibilities and Commitments

19.1.	Trade-ins

The Company has offered seven trade-in aircraft options. Trade-in transactions are directly tied to contractual obligations with the customer and the purchase of new aircraft. The exercise of the trade-in option is dependent on the customer complying with all the contractual clauses. These options establish that the price of the asset given in payment may be put towards the purchase price of a new and more up-to-date aircraft model produced by the Company. The Company continuously monitors all trade-in commitments in order to anticipate any adverse economic impact. Based on the current evaluation of the Company and third-party independent appraisals, the Company believes that any aircraft accepted under trade-in may be sold or leased in the market without significant losses.

19.2.	Leases

In the parent company the operating leases refer to telephone and computer equipment and in the United States subsidiaries include non-cancelable operating leases of land and equipment. These leases expire at various dates through 2038.

At June 30, 2013, the Company has operating leases with payments scheduled as follows:

Year
2013	10.4
2014	12.6
2015	9.4
2016	5.6
After 2017	22.1

Total	60.1

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

19.3.	Financial Guarantees

The table below provides quantitative data on the Company’s financial guarantees provided to third parties. The maximum potential payments (off balance sheet exposure) represent the worst-case scenario and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

	06.30.2013	12.31.2012
	(Unaudited)	(Restated)
Maximum financial guarantees	357.4	374.2
Maximum residual value guarantees	362.5	372.7
Mutually exclusive exposure (i)	(92.0)	(115.0)
Provisions and liabilities recorded (Note 13)	(98.4)	(114.0)

Off-balance sheet exposure	529.5	517.9

Estimated proceeds from financial guarantees and underlying assets	775.6	656.7

(i)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated.

This exposure is reduced by the fact that, to benefit from the guarantee, the counterparty must ensure that the aircraft complies with rigid conditions for its return.

20.	Segment information

Management defined the Company’s operating segments based on the reports used for strategic decision reviewed by the chief operating decision-maker. There was no change in the segments presented regarding those disclosed in the consolidated financial statements of December 31, 2012.

•	Statement of income data by operating segment for the six-month period ended June 30, 2013 (Unaudited)

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	1,500.0	560.8	544.9	37.2	—	2,642.9
Cost of sales and services	(1,124.7)	(452.4)	(441.4)	(23.8)	—	(2,042.3)
Gross profit	375.3	108.4	103.5	13.4	—	600.6
Gross profit %	25.0%	19.3%	19.0%	36.0%		22.7%
Operating income ( expense )	(225.3)	(73.8)	(120.2)	(6.6)	—	(425.9)
Operating profit before financial income (expense)	150.0	34.6	(16.7)	6.8	—	174.7
Financial income (expense), net					(16.0)	(16.0)
Foreign exchange gain (loss), net					(16.2)	(16.2)
Profit before taxes on income						142.5
Income tax expense					(116.0)	(116.0)

Net income						26.5

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	Revenue by geographic area for the six-month period ended June 30, 2013 (Unaudited)

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	349.3	8.5	199.3	27.5	584.6
Europe	526.7	82.8	98.5	—	708.0
Asia Pacific	309.4	28.2	129.7	—	467.3
Latin America, except Brazil	118.1	5.3	3.5	—	126.9
Brazil	84.0	392.2	104.1	9.7	590.0
Other	112.5	43.8	9.8	—	166.1

Total	1,500.0	560.8	544.9	37.2	2,642.9

•	Statement of income data by operating segment for the six-month period ended June 30, 2012 (Unaudited)

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	1,935.6	491.8	412.6	27.0	—	2,867.0
Cost of sales and services	(1,456.5)	(379.6)	(341.4)	(18.6)	—	(2,196.1)
Gross profit	479.1	112.2	71.2	8.4	—	670.9
Gross profit %	24.8%	22.8%	17.3%	31.1%		23.4%
Operating income (expense)	(219.4)	(71.5)	(91.5)	(5.5)	—	(387.9)
Operating profit before financial income (expense)	259.7	40.7	(20.3)	2.9	—	283.0
Financial income (expense), net					(7.8)	(7.8)
Foreign exchange gain (loss), net					7.5	7.5
Profit before taxes on income						282.7
Income tax expense					(122.2)	(122.2)

Net income						160.5

•	Revenue by geographic area for the six-month period ended June 30, 2012 (Unaudited)

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	522.4	9.4	171.9	19.0	722.7
Europe	940.3	93.2	51.7	—	1,085.2
Asia Pacific	384.8	38.4	119.7	—	542.9
Latin America, except Brazil	21.7	7.3	40.3	—	69.3
Brazil	25.2	310.2	14.7	8.0	358.1
Other	41.2	33.3	14.3	—	88.8

Total	1,935.6	491.8	412.6	27.0	2,867.0

Exhibit 4

CERTAIN CHANGES TO 2012 FORM 20-F

This Exhibit 4 describes certain changes to our 2012 Form 20-F as filed with the Securities and Exchange Commission on March 26, 2013:

(a) changing “US$851.9 million” to “US$852.0 million” in the fourth paragraph under the heading “Item 5A. Operating Results—Results of Operations—2012 Compared with 2011—Revenue;”

(b) changing “US$411.8 million” to “US$445.5 million” in the sixth paragraph under the heading “Item 5A. Operating Results—Results of Operations—2012 Compared with 2011—Cost of Sales and Services;”

(c) changing “US$145.8 million” to “US$157.1 million”, “US$56.4 million” to “US$55.2 million”, “US$81.9 million” to “US$82.0 million” and “US$34.1 million” to “US$23.9 million” in the second sentence of the second paragraph under the heading “Item 5A. Operating Results—Results of Operations—2012 Compared with 2011—Operating Profit Before Financial Income;”

(d) changing “8.0%” to “9.0%”, “US$2,895.8 million” to “US$2,921.8 million” and “14.0%” to “15.1%” in the second paragraph under the heading “Item 5A. Operating Results—Results of Operations—2011 Compared with 2010—Cost of Sales and Services;”

(e) changing “10.6%” to “10.0%”, “US$882.5 million” to “US$888.8 million” and “7.9%” to “7.5%” in the third paragraph under the heading “Item 5A. Operating Results—Results of Operations—2011 Compared with 2010—Cost of Sales and Services;”

(f) changing “US$644.5 million” to “US$644.6 million” in the fourth paragraph under the heading “Item 5A. Operating Results—Results of Operations—2011 Compared with 2010—Cost of Sales and Services;”

(g) replacing “increased” with “decreased” and changing “3.7%” to “42.3%”, “US$73.1 million” to “US$40.7 million” and “64.6%” to “8.1%” in the fifth paragraph under the heading “Item 5A. Operating Results—Results of Operations—2011 Compared with 2010—Cost of Sales and Services;”

(h) changing “US$411.8 million” to “US$445.5 million” in the sixth paragraph under the heading “Item 5A. Operating Results—Results of Operations—2011 Compared with 2010—Cost of Sales and Services;”

(i) changing “US$145.8 million” to “US$157.1 million”, “US$56.4 million” to “US$55.2 million”, “US$81.9 million” to “US$82.0 million” and “US$34.1 million” to “US$23.9 million” in the second paragraph under the heading “Item 5A. Operating Results—Results of Operations—2011 Compared with 2010—Operating Profit Before Financial Income (Expense).”

(j) replacing “used” with “generated” in the first paragraph under the heading “Item 5B. Liquidity and Capital Resources—Net Cash Generated by (Used in) Financing Activities and Total Debt—2012;”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER S.A.

Dated: August 28, 2013	By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President Corporate and Chief Financial Officer and Investor Relations Officer